

Evaluation of the Proposed Handy & Harman Transaction

June 21, 2017

10 East 40th Street
Suite 3210
New York, NY 10016
212-260-2743



Table of Contents





I. Introduction

Introduction



06/21/2017

Corporate Fuel Securities, LLC ("CFS" or the "Firm") has been requested by the Audit Committee of the Board of Directors (the "Audit Committee") of Steel Partners Holdings GP Inc., as General Partner to Steel Partners Holdings L.P. (NYSE: SPLP) ("Steel Partners" or "SPLP") to evaluate and prepare various analyses related to a proposed transaction to acquire all of the outstanding common stock of Handy & Harman Ltd. (NasdaqCM: HNH) ("Handy & Harman", "HNH", or the "Company") that is currently not owned by SPLP or its subsidiaries (currently, SPLP or its subsidiaries own 8.56 million shares or 70% of the outstanding shares of HNH, representing a current market value of approximately $245.1 million as of 06/16/2017), consisting of shares held by both executives of SPLP and public outside shareholders (collectively the "Outside Shares") (collectively the "Proposed Transaction"), as further described below and in the next section, whereby:

- Steel Partners proposes to acquire 3.66 million shares of Handy & Harman, representing 30.0% of the total shares currently outstanding at a price of $35.00 per share, or approximately $128.1 million of value based on an intrinsic value of the Consideration of $23.59 (defined below) or $37.10 or approximately $135.8 million of value based on the Liquidation Preference of the Consideration, whereby the Company's Shareholders other than SPLP will receive:

  – 5.432 million units ($25 Liquidation Preference) of SPLP Series A 6% Preferred Units due in 2026 (the "Preferred Stock" or the "Consideration")

  – The Proposed Transaction was conveyed by SPLP to the Board of HNH in a letter (Exhibit A) on March 3,2017 (the "Offer") and updated in the most recent discussion of the terms described above on June 17, 2017

In this presentation, CFS will provide financial data, schedules, analyses and observations developed from information provided by or derived from SPLP, HNH, the Audit Committee or from publically available or independent sources to assist the Audit Committee in evaluating the Proposed Transaction.

CFS has met with the management teams of Handy & Harman to review the information provided by SPLP and the current and forecasted results for HNH's businesses to support the evaluation of the Proposed Transaction.

CFS has not been requested however, to provide an opinion as to the fairness of the Proposed Transaction or any consideration received by any party, to the Proposed Transaction or their respective equity holders, and the work provided in this presentation and orally by CFS to the Audit Committee will not constitute such an opinion. Except as may be required by law or court process, any analyses, advice or other information (whether written or oral) set forth in this presentation are solely for the benefit and use of the Audit Committee, and may not be publicly disclosed in any manner (including, without limitation, by way of filings with the Securities and Exchange Commission) or made available to or relied upon by third parties (except that it may, as necessary, be made available to the Company's management, directors, advisors, accountants, and attorneys), without the prior written consent of CFS. Any analyses, advice or other information disclosed in accordance with this paragraph shall be disclosed in its entirety unless otherwise approved by in writing by CFS.

The information contained in this presentation may include material non-public information regarding SPLP and HNH. It is a violation of U.S. securities laws for a person in possession of material non-public information concerning an issuer to purchase or sell securities of such issuer or to communicate such information to another person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell securities.



II. Summary of Proposed Transaction

Summary of Proposed Transaction



Steel Partners proposes to acquire all of the 3.66 million outstanding shares of Handy & Harman currently not owned by SPLP or its subsidiaries, representing 30.0% of the total shares currently outstanding at a price based on the intrinsic value of the Consideration of $35.00 per share, which represents a premium of 22.2% to Handy & Harman's current share price on 06/16/2017 of $28.65 and a premium to the 52 week and 5 day average share price prior to the announcement of the original offer of 41.2% and 42.5%, respectively. Based on the Liquidation Preference of the Preferred Stock, the price per share is $37.10 which represents a premium of 29.5% to HNH's current share price and a premium to the 52 week and 5 day average share price prior to the announcement of the original offer of 49.7% and 51.0%, respectively. The Consideration for these Outside Shares, will be as follows:

- 5.432 million units of SPLP Series A 6% Preferred Stock ($25 Liquidation Preference) due in 2026, representing a par value of $135.8 million. The intrinsic or fair value assumed as Consideration in determination of SPLP's offer at $35.00 per common share is $23.59, which will be described in further detail herein. Dividends are payable quarterly in cash or "in kind'. The Preferred Stock is redeemable at anytime at $25 per unit, in whole or in part, in cash or SPLP common units after the date of issuance. Upon maturity or redemption, the preferred holder will receive either SPLP common units or cash. The Preferred Stock will be registered with the SEC and listed on the NYSE. SPLP will offer to redeem, for cash on a pro rata basis, on or prior to February 7, 2020, 20% of the SPLP Preferred Units. Currently, 2.54 million units representing $63.5 million in par value of this security trades on the NYSE. The most recent trading value for this security was $22.01 on 06/16/2017, representing a market value of $55.9 million.

The Proposed transaction is subject to the approval of the Board of Directors of Handy & Harman and the negotiation of mutually acceptable definitive agreements.

Upon completion of the Proposed Transaction described above, SPLP will own one hundred percent (100%) of Handy & Harman.



III.   Scope of Work Performed by CFS

Scope of Work Performed by CFS



CFS performed the following work pursuant to the engagement letter with the Audit Committee dated April 12, 2017 with respect to the Proposed Transaction.

1. Reviewed certain publically available financial statement and other business and financial information on Steel Partners, Handy & Harman (the "Key Parties") and comparable companies and transactions in the sectors that Handy & Harman competes;

2. Reviewed certain financial forecasts, budgets, strategic plans, and other forward looking financial information prepared by Handy & Harman, or as publically available, on the overall Company and its six operating segments;

3. Met with the management teams of the Key Parties to review the above information;

4. Had telephonic meetings with the management teams of HNH's Building Materials, Joining Materials, and Electrical Component business segments;

5. Reviewed the financial terms and conditions set forth in the agreements with respect to the Proposed Transaction;

6. Reviewed the stock price and trading history of the Key Parties;

7. Developed a valuation range for HNH based on comparable company trading multiples, comparable transactions and discounted cash flow analysis for purposes of evaluating the intrinsic value of HNH versus its current market value;

8. Evaluated the actuary reports, key assumptions, GAAP value of the unfunded WHX and JPS pension plans, and current market cost to HNH to eliminate the liability based on a report prepared by Willis Towers Watson in determining the current market value of the unfunded pension liabilities;

9. Evaluated illustrative pro-forma credit ratings, terms of the additional Preferred Stock issued by SPLP in the Proposed Transaction and the trading market for the current outstanding Preferred Stock of the same class to assess the fair market value of the Consideration relative to its stated Par value;

10. Evaluated the valuation range for HNH determined in 7. above against the terms of the fixed price tender offer and the intrinsic value of the 6.0% Series A Preferred Stock conveyed as consideration for the acquisition of the Outside Shares;

11. Participated in discussions and meetings among the representatives of the Audit Committee, the Company, its legal advisors or other parties involved in the Proposed Transaction, and with the financial and legal advisors to HNH to assist in negotiating the final terms of the Proposed Transaction, as requested by the Audit Committee; and

12. Evaluated the overall merits of the proposed transaction for SPLP's unitholders.

In performing its analysis, CFS has assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to it by SPLP, Handy & Harman, or its representatives. With respect to financial projections, CFS has assumed that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Handy & Harman on the future financial performance of HNH. CFS is not a legal, tax or regulatory advisor, nor is it a credit rating agency. This presentation is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to CFS as of, the date hereof. Events occurring after the date hereof may affect the information contained in this presentation and the assumptions used in preparing it, and CFS does not assume any obligation to update, revise or reaffirm this presentation.



IV.   Overview of Handy & Harman

Overview of Handy & Harman



Overview of Handy & Harman

Handy & Harman is a public diversified holding company that is comprised of ten operating companies that report into six segments, as outlined below.

- **Building Products ($285 Million*|35%)**: Manufacturers fasteners and ancillary products for commercial roofing, and residential decking and framing
- **Joining Materials ($175 Million*|21%)**: Manufactures metal joining products and services for the HVAC, electrical, and transportation markets
- **Electrical Products ($129 Million*|16%)**: Manufactures precision electric motors, generators, gears, differentiated AC/DC power supplies, power distribution units, and power quality units
- **Performance Materials ($102 Million*|12%)**: Manufactures composite reinforced ballistic and high strength specialty fabrics
- **Tubing ($78 Million*|9%)**: Manufactures both seamless, stainless steel tubing, and premium welded, low carbon, high-strength, low-alloy steel tubing
- **Kasco ($60 Million*|7%)**: Provides high quality cutting blades, grinder plates, and repair services to meat processing and retail food markets

H&H Handy & Harman LTD.

Building Products	Joining Materials	Electrical Products	Perf. Materials	Tubing	Kasco

OMG ROOFING PRODUCTS | LucasMilhaupt — A Handy & Harman Company — Global Brazing Solutions | SL POWER ELECTRONICS | JPS COMPOSITE MATERIALS | IndianaTube — A HANDY & HARMAN COMPANY | KASCO

FastenMaster — FASTER EASIER STRONGER | | MTE — POWER QUALITY. SOLVED. | | H&H HandyTube — Specializing in Seamless Coil Tubing |

Montevideo Technology, Inc. (MTI) — A Motor And Control Company

*2016 Revenues

STEEL PARTNERS HOLDINGS L.P.

Overview of Handy & Harman (cont.)



Financial Performance

Handy & Harman Financial Summary						
In $ 000's	Fiscal Year Ended December 31,					
	2016	2017 E	2018 P	2019 P	2020 P	2021 P
Sales						
Building Products	284,568	300,951	320,477	342,804	367,381	394,554
Joining Materials	175,480	182,207	197,766	204,132	212,048	219,406
Electrical Products	128,637	274,160	284,356	297,879	312,800	324,916
Performance Materials	101,567	97,758	100,417	104,287	108,563	111,277
Tubing	77,630	71,737	77,450	83,024	90,924	99,866
Kasco	60,466	63,767	67,302	70,212	71,894	73,499
Total Sales	828,347	990,579	1,047,767	1,102,338	1,163,610	1,223,519
% Change		*19.6%*	*5.8%*	*5.2%*	*5.6%*	*5.1%*
EBITDA	106,661	131,121	144,499	158,823	172,864	187,596
% of Sales	*12.9%*	*13.2%*	*13.8%*	*14.4%*	*14.9%*	*15.3%*

Detailed Financial Summary is available in Exhibit B



Source: Capital IQ
As of 06/09/2017

Acquisitions and Divestitures

Handy & Harman has completed three acquisitions and two divestitures over the past two years, summarized below.

- Acquisitions:
  - September 2016: SLI acquired certain assets of Hamilton Sundstrand Corporation's Electromagnetic Enterprise Division ("EME") used in the design and manufacture of electronic motors, starters and generators for certain commercial applications for $60.3 million in cash. EME operates as part of the Electrical Products segment.
  - June 2016: Completed the acquisition of SLI (NYSE:SLI) through a tender offer at $40.00 per share in cash for a total purchase price of $169.5 million, creating the Electrical Products segment
  - July 2015: Completed the acquisition of JPS (OTCPK:JPST) through a tender offer at $11.00 per share in cash for the non-HNH owned shares for a total purchase price of $114.5 million. JPS operates as part of the Performance Materials segment
- Divestitures:
  - January 2017: Sold the Micro-Tube Fabricators, Inc. ("MTF") business from the Tubing segment for $2.5 million, recording a book loss on the sale of $400,000. MTF specialized in the production of precision fabricated tubular components produced for medical device, aerospace, aircraft, automotive and electronic applications
  - October 2016: As a result of poor market conditions, JPS sold certain equipment and customer information related to its Filtration and EIFS business and closed the related Slater, SC facility

Overview of Handy & Harman (cont.)



Public Company Profile

Handy & Harman trades as a public company on Nasdaq Capital Markets ("NasdaqCM") under the symbol "HNH". Its market capitalization as of June 16, 2017, is approximately $350.1 million based on 12.22 million shares outstanding. Of these shares, 9.30 million, or 76% of the total are held by SPLP or related parties and do not trade.

Therefore, Handy & Harman's public float, or shares available to trade, is 2.92 million shares representing a trading market value of approximately $83.6 million. Furthermore, Handy Harman's average daily volume over the past year was approximately 7,350 shares, or less than one percent (1%) of the total outstanding and available shares to trade. CFS believes given the low trading volume and liquidity in Handy & Harman, its small cap status and low visibility with no research or institutional following, that its current public market valuation may not be a fair reflection of Handy & Harman's intrinsic value in considering the reasonableness of the Proposed Transaction. CFS, therefore, has prepared a valuation of Handy & Harman using a number of different methodologies as further described.

The following section provides a valuation of Handy and Harman as of 03/31/2017, using generally accepted valuation methodologies to determine a fair share price.



V. Valuation of Handy & Harman

Valuation of Handy & Harman



Handy & Harman is a diversified public company with six distinct operating segments. The Company is headquartered in New York, NY.

As a public company with the majority of the outstanding shares controlled by Steel Partners Holdings L.P. (NYSE:SPLP) or related parties, the public float is limited to 24% of the total shares outstanding, resulting in limited trading volume. Given this, CFS believes that the intrinsic value of HNH is not reflected in its public market value.

CFS valued Handy & Harman using two widely accepted valuation methodologies: the market data (public & transaction comps) approach and the discounted cash flow (DCF) approach. Based on these methodologies CFS arrived at a intrinsic equity value range for HNH of $31.68 to $40.44, with a mid-point of $36.06. Below is a summary of the valuation, with additional detail provided on the following pages.

Valuation Summary				
In $ 000's unless noted	**Mid-Point**	**Low**		**High**
Average Total Enterprise Value	**910,046**	**878,925**	**-**	**941,167**
Plus: Cash	31,535	31,535	-	31,535
Plus: Value of NOLs and Tax Credits	8,834	8,761	-	8,908
Plus: Value of Non-Operating Real Estate	7,794	7,794	-	7,794
Plus: Value of ModusLink	15,186	15,186	-	15,186
Less: Debt & Accrued Interest	(289,697)	(289,697)	-	(289,697)
Less: Unfunded Pension Liability (after-tax)	(231,563)	(252,369)	-	(210,846)
Less: Related Benefit Obligations (after-tax)	(2,266)	(2,266)	-	(2,266)
Less: Environmental Liabilities (after-tax)	(9,132)	(10,677)	-	(7,587)
Total Equity Value	**440,738**	**387,193**	**-**	**494,195**
Number of Shares (000's)	12,221	12,221	-	12,221
Valuation Per Share	**$36.06**	**$31.68**	**-**	**$40.44**

CFS is of the view that SPLP's offer to acquire the 3.66 million outside shares of HNH at $35.00 based on the intrinsic value of the Consideration or $37.10 based on the Liquidation Preference of the Consideration approximates the mid-point of CFS' evaluation of the intrinsic valuation of the Company. This acquisition of the Outside Shares of HNH by SPLP allows the management of the Company to provide greater focus on growing the business without the reporting requirements and cost of being a separate public company, and should be accretive to the Earnings and Enterprise Value of SPLP and have positive value results to the unitholders of SPLP.

Valuation of Handy & Harman (cont.)



<u>Valuation Introduction</u>

Using multiple valuation approaches improves the reliability of the valuation estimation because the business is analyzed under multiple scenarios and the outcomes reconciled. There are four basic approaches to valuing a business enterprise: Market Data approach, Asset or Balance Sheet approach, the Income or Discounted Cash Flow approach, and the Leveraged Buyout approach. The Market Data, Discounted Cash Flow and Leveraged Buyout methods are generally used for operating businesses, where earnings capacity and cash flow are indicators of value, with the latter most appropriate when a company is being sold. The Asset or Balance Sheet method is typically limited to instances where the underlying assets are worth significantly more than the Company's earnings capacity. Since Handy & Harman is a public company with a discernable history of operating performance and current management forecasts, only the Market Data and Discounted Cash Flow methods were used.

CFS performed the valuation of Handy & Harman as of 03/31/2017 based on financial results, projected operating performance, capital structure, and market data.

Valuation of Handy & Harman (cont.)



A.   Market Data Approach

The Market Data approach is a method of estimating the fair market value of an enterprise using a combination of publicly traded companies and actual transaction data from the same or related industries. Given the six distinct operating segments of Handy & Harman, CFS analyzed individual industrial sector market valuations as well as diversified industrial companies with more than two operating segments. For the individual industrial sector market analysis CFS focused on three broad industry categories: building products, performance materials, and electrical components as proxies for the six business segments. A summary of the consolidated segments is below.

1.   Building Products
    – Building Products
    – Tubing
    – Joining
2.   Performance Materials
3.   Electrical Components

Not included in the specific categories of the market data valuation were industries that included Kasco, which contributed 7.30% and 4.75% to 2016 Revenue and EBITDA, respectively. Given its unique industry profile as a knife and meat grinding plate rental company for retail stores, the lack of relevant public or precedent transactions, and its small overall revenue and profitably contribution to HNH overall, CFS did not include it for the purpose the individual segment analysis but it is included in the overall analysis and would be considered to be captured in the general diversified industrial market data.

Valuation of Handy & Harman (cont.)



Public Comparable Companies

The public companies used as proxies for the building products, performance materials, and electric component sectors are considered to have approximately similar characteristics such as an industrial orientation, the sectors / customers served, the nature of end use applications, and complementary services as the three segment industries. Companies were discounted for liquidity based on market capitalization size.

Below is a summary highlighting for each segment the number of representative companies, the valuation multiple ranges, and the average and median multiples. A weighted average based on EBITDA was calculated for the group and resulted in average and median EBITDA multiples of 7.8x and 8.0x, respectively. This was compared to overall diversified industrial comps that reflect HNH's overall profile, which traded at an average and median EBITDA multiple of 7.5x and 8.0x, respectively.

Public Comp. Analysis						
Segment	# of Companies	% of 2016 EBITDA	Low -	High	Average	Median
Building Products	5	75.5%	6.6x -	8.7x	7.7x	8.0x
Performance Materials	10	16.9%	6.0x -	9.7x	8.1x	8.0x
Electrical Components	5	7.6%	5.2x -	12.9x	8.4x	7.7x
Weighted Average		**100.0%**			**7.8x**	**8.0x**
Diversified Industrials	**8**		**5.2x -**	**10.3x**	**7.5x**	**8.0x**

As of 03/31/2017
Note: Multiples on a discounted basis. Additional details and discount rationale available in Exhibit C

> *The Diversified Industrial Company Comps trade at approximately the same value as the weighted average sector results*

It should be noted that as the Proposed Transaction does not effect a change of control in the ownership of HNH, there was no change of control premium incorporated into CFS' valuation analysis.

Based on this analysis, CFS is of the view that a valuation range of 7.5x to 8.0x for Public Comps is appropriate given the nature and size of HNH's operations.

Valuation of Handy & Harman (cont.)



Recent Transactions

The second part of the Market Data approach uses recent sale transactions of comparable companies as a basis for comparison, with a discount to reflect the inherent change of control premium in the comparable company sales transactions that is not a factor in the Proposed Transaction, as well as other market, performance or sector factors. CFS reviewed both sales of companies from the three specific industry segments previously defined as well as for industrial companies broadly defined since the beginning of 2014.

Below is a summary highlighting the number of transactions within each industry segment, valuation ranges, and the average and median valuation results. A weighted average based on EBITDA was calculated for the group and resulted in average and median EBITDA multiples of 7.2x and 6.7x, respectively.

Transaction Comp. Analysis						
Segment	# of Transactions	% of 2016 EBITDA	Low	- High	Average	Median
Building Products	6	75.5%	5.5x	- 8.8x	6.9x	6.7x
Performance Materials	8	16.9%	5.5x	- 14.7x	8.3x	6.5x
Electrical Components	11	7.6%	4.2x	- 13.0x	7.1x	6.7x
Weighted Average		**100.0%**			**7.2x**	**6.7x**
General Industrials	**8**		**4.3x**	**- 12.9x**	**6.9x**	**6.3x**

As of 03/31/2017
Note: Multiples on a discounted basis. Additional details and discount rationale available in Exhibit D

Based on this analysis, CFS is of the view that a valuation range of 6.5x to 7.0x for Transaction Comps is appropriate given the nature and size of HNH's operations.

Valuation of Handy & Harman (cont.)



Based on the comparable public market and transaction analysis, and using a Pro-Forma LTM EBITDA as of 03/31/2017, the potential enterprise value range for Handy & Harman is between $784.2 million and $965.2 million.

LTM EBITDA was adjusted to account for:

- The acquisitions of SLI and EME, adjusting as if the acquisitions occurred on 04/01/2016
- The divestitures of the MTF and EIFS businesses, adjusting as if the divestitures occurred on 04/01/2016
- Adjustment for Long-Term Incentive Plan (LTIP) as an all cash payment instead of "non-cash" stock grants

Arriving at an LTM EBITDA of continuing operations of $120.6 million, as shown below.

HNH Pro Forma EBITDA Calculation				
In $ 000's		**Plus:**	**Less;**	
	YTD	**YTD**	**YTD**	**LTM**
	12/31/2016	**3/31/2017**	**3/31/2016**	**3/31/2017**
Adj. EBITDA	106,661	25,802	19,053	113,410
Less: Stock Comp.	(1,466)	(232)	(672)	(1,026)
Revised Adj. EBITDA	**105,195**	**25,570**	**18,381**	**112,384**
			Adj for SLI	2,789
			Adj. for EME	4,961
			Adj. for MTF	(738)
			Adj. for JPS	1,248
			Pro-Forma Adj EBITDA	**120,644**

Market Comps Valuation Analysis						
In $ 000's		**Public Trading**			**Transaction**	
EBITDA Multiple Range	7.50x	-	8.00x	6.50x	-	7.00x
LTM Pro-Forma EBITDA		120,644			120,644	
Enterprise Value	**904,830**	**-**	**965,152**	**784,186**	**-**	**844,508**

Note: Adjusted EBITDA was provided by the Company and is available publicly on the Company's website. The majority of the adjustments are for non-cash, or one-time in nature expenses

Valuation of Handy & Harman (cont.)



B. Discounted Cash Flow Method

A Discounted Cash Flow analysis estimates the value of the enterprise based upon its future earnings and cash flow capacity and the associated risks, by discounting the anticipated cash flow stream from business operations. This method involves developing a set of operating cash flow projections and a residual terminal value calculation at the end of the projection period. These amounts are discounted to the present value to determine the current value of the Company, at a discount rate that equals the Company's estimated cost of capital - the total expected rate of return that is required in order to attract capital to an investment with similar inherent risk – the Weighted Average Cost of Capital (WACC).

The primary inputs for the analysis were: (i) projections provided by Handy & Harman including revenues, operating profits, capital expenditures, working capital requirements and resulting cash flows; (ii) the discount rate at which the projected cash flow is discounted to a present value; and (iii) a terminal multiple based on comparable company trading value and M&A transaction multiple ranges.

Key Projection Assumptions:

- 2017 E: Based on Management Forecasts (FC3) as of February 2017. FC3 was adjusted for a cash LTIP payment included in the 2017 budget file.
- 2018 – 2021: Based on the individual operating business financial budget presentations from December 2016
- EBITDA results were risk adjusted at the SPLP level for the purposes of conservatism by $5 million, per annum

Valuation of Handy & Harman (cont.)



**Discount Rate**

A discount rate is the risk-adjusted rate of return that represents a rate of return for the Company's entire capital structure, i.e. an overall return that an investor or investors would demand in order to make an investment in a specific debt or equity security in a particular business. The weighted average cost of capital (WACC) calculation is used as the discount rate.

The WACC is determined by the Company's capitalization structure of debt (leverage) and equity, and the associated costs of debt and equity capital. This WACC calculation would be defined as an "optimal" cost of capital, i.e. a minimum cost of capital within an acceptable range of risk.

It is assumed that the Company would maintain a capital structure similar to its existing capitalization. In CFS's judgment and based on an analysis of the costs of capital, the WACC for Handy & Harman in today's market would be approximately 14.75% - 15.25%.

STEEL PARTNERS HOLDINGS L.P.

Valuation of Handy & Harman (cont.)



Terminal Multiple

A terminal multiple is an earnings multiplier for the final projection year. In general, multipliers are typically a function of growth and volatility. The higher the growth and lower the volatility, the higher the multiplier. Growth and volatility are affected by both company specific factors (i.e, company's capital structure, size, profitability, and working capital efficiency) and macro industry dynamics (i.e., size, potential growth, cyclicality and risk of technical obsolescence). In reviewing both the public market data and prior transaction data as shown previously in the Market Data Approach section, CFS believes that an average of the mid-points of both of these represents a fair terminal exit multiple range of 7.0x to 7.5x.

As detailed in the discounted cash flow analysis presented on the following pages, the total business enterprise value for Handy & Harman is estimated to be between $947.8 and $1.0 billion, with a mid-point of $980.5 million, using a discount rate (WACC) of between 14.75% and 15.25% and varying terminal multiples.

Valuation of Handy & Harman (cont.)



The analysis below details the three components to the Company's DCF results: five year cash flow projections, discount rate and terminal multiple, as well as a range of Enterprise Values based on varying discount rates and exit multiples.

Handy & Harman

Enterprise Valuation

Free Cash Flow Calculation (*In $ MM*)

FYE 12/31:	2016	YTD 03/31/2017	04/2017- 12/2017	2018 P	2019 P	2020 P	2021 P
					Projected Fiscal Year End		
Revenue	828,347	234,642	755,937	1,047,767	1,102,338	1,163,610	1,223,519
% Change				*5.8%*	*5.2%*	*5.6%*	*5.1%*
Adj. EBITDA	106,661	25,802	105,319	144,499	158,823	172,864	187,596
EBITDA margin	*12.9%*	*11.0%*	*13.9%*	*13.8%*	*14.4%*	*14.9%*	*15.3%*
EBIT	66,564	15,239	71,306	104,113	120,137	134,178	148,910
Taxes	13,893	3,093	28,522	41,645	48,055	53,671	59,564
NOPAT	52,671	12,146	42,783	62,468	72,082	80,507	89,346
Deprec. & Amort.	40,097	10,563	34,014	40,386	38,686	38,686	38,686
Current Assets (excld cash)	230,244	254,500	243,434	252,285	260,917	272,188	285,780
Current Liab (excld debt)	108,078	105,615	108,736	114,612	122,148	126,394	132,176
	122,166	148,885	134,698	137,673	138,769	145,794	153,604
Changes in NWC		(26,719)	14,187	(2,974)	(1,096)	(7,025)	(7,810)
Operating Cash Flows		(4,010)	90,984	99,879	109,672	112,168	120,222
Cap Ex		(4,785)	(30,515)	(25,800)	(22,189)	(17,984)	(18,313)
Unlevered FCF		(8,795)	60,469	74,079	87,483	94,184	101,909

DCF Method (04/2017 -2021 P)	
Sum of PV of FCF (proforma)	280,258
PV of Terminal Value (Earnings Multiple)	700,240
Enterprise Value	**980,498**

Assumptions	
Discount Rate (WACC)	15.00%
Terminal Value Exit Multiple	7.25X

Enterprise Value - DCF

		Exit Multiple (EV / EBITDA)				
		6.75x	7.00x	7.25x	7.50x	7.75x
Discount Rate	14.50%	949,196	973,847	998,498	1,023,149	1,047,801
	14.75%	940,650	965,047	989,444	1,013,841	1,038,238
	15.00%	932,205	956,352	980,498	1,004,644	1,028,790
	15.25%	923,861	947,760	971,658	995,557	1,019,455
	15.50%	915,616	939,270	962,923	986,577	1,010,231

Detailed Financial Summary is available in Exhibit B

Valuation of Handy & Harman (cont.)





Average

Public Comps	$904,830 ▮▮▮ $965,152
Transaction Comps	$784,186 ▮▮▮ $844,508
DCF Valuation	$947,760 ▮▮▮ $1,013,841
Average	$878,925 ▮▮▮ $941,167

$750,000　$800,000　$850,000　$900,000　$950,000　$1,000,000　$1,050,000

Total Enterprise Value ($000's)

*Valuation analysis based on management's guidance on financial projections. CFS has not yet performed an independent evaluation of potential future performance of the business to confirm or adjust management's expectations.

Given company specific characteristics, CFS estimates the potential range of enterprise value is between **$878.9** million and **$941.2** million, with an average value of **$910.0** million, representing a multiple range of **7.3x** to **7.8x**, LTM Pro-forma EBITDA of **$120.6** million.

Valuation of Handy & Harman (cont.)



Consolidated Value

Using the Enterprise Value obtained on the previous page, CFS then adjusted for Cash, Federal NOLs and Tax Credits, Non-Operating Real Estate Assets, Other Non-Operating Assets, Debt, Unfunded Pension Liability, Related Benefit Obligations, and Environmental Liabilities to arrive at an Equity Value of Handy & Harman and consequently a per share value. It should be noted that as the Proposed Transaction does not effect a change of control in the ownership of HNH, there was no change of control premium incorporated into CFS' valuation analysis.

Plus: Cash

Cash as of 03/31/2017 of $31.5 million is added to each of the values as shown below.

Valuation Summary				
In $ 000's unless noted	Mid-Point	Low		High
Average Total Enterprise Value	910,046	878,925	-	941,167
Plus: Cash	31,535	31,535	-	31,535

STEEL PARTNERS HOLDINGS L.P.

Valuation of Handy & Harman (cont.)



Plus: Fed. NOLs and Tax Credits

The present value of the NOLs and federal tax credits is then added. These are based on varying discount rates between 14.75% and 15.25% and a tax rate of 36.5%. A sensitivity table is shown below. Note: this does not make an assumption or include the value of State NOLs and R&D credits which are immaterial in nature. This analysis also does not assume any change from Tax Rate Reform.

Discount Rate	PV of NOLs
14.75%	8,908
15.00%	8,834
15.25%	8,761

Valuation Summary					
In $ 000's unless noted	**Mid-Point**	**Low**		**High**	
Average Total Enterprise Value	**910,046**	**878,925**	**-**	**941,167**	
Plus: Cash	31,535	31,535	-	31,535	
Plus: Value of NOLs and Tax Credits	8,834	8,761	-	8,908	

Plus: Non-Operating Real Estate Assets

Handy & Harman also owns six non-operating facilities. Using offers received for each of these facilities over the past year as a proxy for the market value, the current aggregate market value is approximately $7.8 million. It should be noted that most of the facilities have environmental issues that require remediation. These liabilities are incorporated into the net Equity Value determination on page 29. The facility in Tulsa, OK has significant environmental and physical damage and is deemed unsalable by the Company. A summary of the most recent offers for the non-operating real estate assets is below.

Non-Operating Real Estate Summary	
Property	**Offer ($ 000's)**
North Attleboro, MA	1,300
Residential Grant St. North Attleboro, MA	249
Residential Orne St. North Attleboro, MA	146
Fairfield, CT	4,000
Norristown, PA	2,100
Tulsa, OK	-
Total Value of Non-Operating Real Estate	**7,794**

Valuation Summary					
In $ 000's unless noted	**Mid-Point**	**Low**		**High**	
Average Total Enterprise Value	**910,046**	**878,925**	**-**	**941,167**	
Plus: Cash	31,535	31,535	-	31,535	
Plus: Value of NOLs and Tax Credits	8,834	8,761	-	8,908	
Plus: Value of Non-Operating Real Estate	7,794	7,794	-	7,794	

Valuation of Handy & Harman (cont.)



Plus: Other Non-Operating Assets

HNH also has a stock position in ModusLink Global Solutions, Inc. (NasdaqGS:MLNK), representing 15.2% of the total shares outstanding. As of 03/31/2017 the investment was recorded at $15.2 million on a mark-to-market basis on the Company's balance sheet and is added to the equity value of HNH.

Valuation Summary				
In $ 000's unless noted	**Mid-Point**	**Low**		**High**
Average Total Enterprise Value	**910,046**	**878,925**	**-**	**941,167**
Plus: Cash	31,535	31,535	-	31,535
Plus: Value of NOLs and Tax Credits	8,834	8,761	-	8,908
Plus: Value of Non-Operating Real Estate	7,794	7,794	-	7,794
Plus: Value of ModusLink	15,186	15,186	-	15,186

Less: Debt & Accrued Interest

As of 03/31/2017 of the Company had debt and accrued interest of $289.7 million that is subtracted for the determination of Equity Value.

Valuation Summary				
In $ 000's unless noted	**Mid-Point**	**Low**		**High**
Average Total Enterprise Value	**910,046**	**878,925**	**-**	**941,167**
Plus: Cash	31,535	31,535	-	31,535
Plus: Value of NOLs and Tax Credits	8,834	8,761	-	8,908
Plus: Value of Non-Operating Real Estate	7,794	7,794	-	7,794
Plus: Value of ModusLink	15,186	15,186	-	15,186
Less: Debt & Accrued Interest	(289,697)	(289,697)	-	(289,697)

Valuation of Handy & Harman (cont.)



Less: Unfunded Pension Liability (after-tax)

The Company has an unfunded pension liability reported on its balance sheet as of 03/31/2017 of $263.7 million. Based on discussions with management and review of the Actuarial Reports provided by Willis Towers Watson and October Three Consulting for the WHX, WHX II, and JPS Industries pension plans, it was concluded that the underfunded value on the balance sheet did not fairly represent the actual current market value of the liability if it were to be terminated or transferred, as of the date of this valuation.

To arrive at a current market valuation of the unfunded pension plans, Willis Towers Watson provided an analysis to eliminate the pension plans based on current market assumptions as if terminated on 03/31/2017 with the remaining liability assumed by insurance companies. The resulting range from this report was $296.0 million to $348.0 million (Exhibit E). CFS then adjusted for the tax savings that would be generated if the plan was terminated arriving at a net value range of $210.8 million to $252.4 million with a mid-point of $231.6 million. While different studies and experts have varied on whether to tax effect an unfunded pension for valuation purposes and specific rulings on this matter in Delaware case law could not be determined, following discussions with Delaware Counsel, CFS was advised that based on expert and academic valuation reference materials the Delaware Courts often rely on, a conservative and therefore highly defensible position would be to tax effect the unfunded pension liability for purposes of its impact on HNH's Valuation, which CFS incorporated into the analysis.

Pension Tax Analysis					
In $ 000's	2017	2018	2019	2020	2021
Pre-Tax	59,044	87,089	104,304	120,639	138,020
Add back: Pension Expense	5,362	8,015	8,015	8,015	8,015
Book / Tax Differences	12,542	12,933	12,446	12,446	12,446
Adj. Pre-Tax	76,947	108,037	124,765	141,100	158,481
Less: Existing Federal NOLs	(5,382)	(5,382)	(5,382)	(5,382)	(2,862)
Less: Pension Termination Costs	(322,000)				
Final Pre-Tax Income	(250,435)	102,655	119,383	135,718	155,619
Beg. Pension NOL	-	(250,435)	(147,779)	(28,397)	-
End Pension NOL	(250,435)	(147,779)	(28,397)	-	-
Tax Benefit[1]	28,086	37,469	43,575	10,365	-
Discounted Benefits	25,291	29,340	29,670	6,137	-
Total Benefits	**90,437**				

			Assumptions	
Gross Pension Termination	322,000			
Less: Discounted Tax Benefits	(90,437)		Disc. Rate	15.0%
Net Pension Liability	**231,563**		Tax Rate	36.5%

Note: 2017 if from 04/01/2017 - 12/31/2017
[1] _Annual tax benefit against pre-tax income after existing NOL use_

Valuation Summary				
In $ 000's unless noted	Mid-Point	Low		High
Average Total Enterprise Value	**910,046**	**878,925**	**-**	**941,167**
Plus: Cash	31,535	31,535	-	31,535
Plus: Value of NOLs and Tax Credits	8,834	8,761	-	8,908
Plus: Value of Non-Operating Real Estate	7,794	7,794	-	7,794
Plus: Value of ModusLink	15,186	15,186	-	15,186
Less: Debt & Accrued Interest	(289,697)	(289,697)	-	(289,697)
Less: Unfunded Pension Liability (after-tax)	(231,563)	(252,369)	-	(210,846)

Net Pension Cost

		Termination Costs		
		296,000	322,000	348,000
Discount Rate	14.75%	210,846	231,181	251,516
	15.00%	211,182	231,563	251,944
	15.25%	211,515	231,942	252,369

Note: Discount rate is related to Tax Benefits of Termination

Valuation of Handy & Harman (cont.)



Less: Related Benefit Obligations (after-tax)

The Company has additional Employee Related Benefit Obligations of $3.7 million. CFS adjusted for the tax benefits that will occur when these liabilities are paid, assuming a 40% tax rate to arrive at an after-tax value of $2.3 million.

Valuation Summary				
In $ 000's unless noted	**Mid-Point**	**Low**		**High**
Average Total Enterprise Value	**910,046**	**878,925**	**-**	**941,167**
Plus: Cash	31,535	31,535	-	31,535
Plus: Value of NOLs and Tax Credits	8,834	8,761	-	8,908
Plus: Value of Non-Operating Real Estate	7,794	7,794	-	7,794
Plus: Value of ModusLink	15,186	15,186	-	15,186
Less: Debt & Accrued Interest	(289,697)	(289,697)	-	(289,697)
Less: Unfunded Pension Liability (after-tax)	(231,563)	(252,369)	-	(210,846)
Less: Related Benefit Obligations (after-tax)	(2,266)	(2,266)	-	(2,266)

Less: Environmental Liabilities (after-tax)

The Company has multiple properties both non-operating and operating that have environmental remediation requirements. HNH accrued for these liabilities on its balance sheet. As of 03/31/2017 this value totaled $8.9 million. The Company has additional potential environmental liabilities that have been estimated by management to be between $3.8 and $8.9 million and are not reflected on the balance sheet. The total liability was treated on an after-tax basis to reflect the tax benefits of the environmental payments.

Environmental Liabilities				
In $ 000's	**Mid-Point**	**Low**	**-**	**High**
Accrued Environmental Liability	8,852	8,852	-	8,852
Additional Environmental Liabilities				
Fairfield, CT	4,000	2,000	-	6,000
Montvale, NJ	1,025	800	-	1,250
Westville, NJ[1]	693	693	-	693
Boonton, NJ	650	300	-	1,000
Total Additional Environmental Liab.	6,368	3,793	-	8,943
Total Environmental Liab.	15,220	12,645		17,795
Tax Savings @ 40% tax rate	(6,088)	(5,058)		(7,118)
Total Environmental Liab. (after-tax)	**9,132**	**7,587**	**-**	**10,677**

[1] Based on probability weighting the potential cost of monitoring (550K) at 85% and the cost of remediation ($1.5mm) at 15%

Valuation Summary				
In $ 000's unless noted	**Mid-Point**	**Low**		**High**
Average Total Enterprise Value	**910,046**	**878,925**	**-**	**941,167**
Plus: Cash	31,535	31,535	-	31,535
Plus: Value of NOLs and Tax Credits	8,834	8,761	-	8,908
Plus: Value of Non-Operating Real Estate	7,794	7,794	-	7,794
Plus: Value of ModusLink	15,186	15,186	-	15,186
Less: Debt & Accrued Interest	(289,697)	(289,697)	-	(289,697)
Less: Unfunded Pension Liability (after-tax)	(231,563)	(252,369)	-	(210,846)
Less: Related Benefit Obligations (after-tax)	(2,266)	(2,266)	-	(2,266)
Less: Environmental Liabilities (after-tax)	(9,132)	(10,677)	-	(7,587)

Valuation of Handy & Harman (cont.)



Equity Value and Stock Price

Factoring in all the previously described adjustments to Handy & Harman's Enterprise Value, CFS, determined an equity value range of $387.1 million to $494.2 million with a mid-point of $440.7 million. Dividing by the outstanding shares of 12.22 million, this equates to a stock price valuation for Handy & Harman of $31.68 - $40.44, with a mid-point of $36.06, as shown below.

Valuation Summary				
In $ 000's unless noted	**Mid-Point**	**Low**		**High**
Average Total Enterprise Value	**910,046**	**878,925**	**-**	**941,167**
Plus: Cash	31,535	31,535	-	31,535
Plus: Value of NOLs and Tax Credits	8,834	8,761	-	8,908
Plus: Value of Non-Operating Real Estate	7,794	7,794	-	7,794
Plus: Value of ModusLink	15,186	15,186	-	15,186
Less: Debt & Accrued Interest	(289,697)	(289,697)	-	(289,697)
Less: Unfunded Pension Liability (after-tax)	(231,563)	(252,369)	-	(210,846)
Less: Related Benefit Obligations (after-tax)	(2,266)	(2,266)	-	(2,266)
Less: Environmental Liabilities (after-tax)	(9,132)	(10,677)	-	(7,587)
Total Equity Value	**440,738**	**387,193**	**-**	**494,195**
Number of Shares (000's)	12,221	12,221	-	12,221
Valuation Per Share	**$36.06**	**$31.68**	**-**	**$40.44**



VI. Evaluation of Additional Series A Preferred Stock Issued

Evaluation Additional Series A Preferred Stock Issued



The Proposed Transaction assumes the issuance of 5.432 million shares of ($25 Liquidation Preference) SPLP Series A 6% as consideration for the Proposed Transaction.

The class of Preferred Stock that is being proposed was originally issued on 02/15/2016 in connection with the acquisition of the outside shares of Steel Excel (OTCPK: SXCL). The Preferred Stock is listed on the NYSE and as of 06/16/2017 trades at $22.01, with a resulting yield of 7.9%. Currently, there are 2.54 million shares outstanding, representing a market value of $55.9 million and a Par value of $63.5 million.

In assessing the fair market value of the Preferred Stock versus its current market value, CFS performed the following:

- Evaluated the historical trading value, resulting Yield to Maturity, and volume of the currently issued Preferred Stock
- Reviewed the terms of the Preferred Stock being issued in this transaction
- Evaluated SPLP's pro-forma operating and leverage metrics against key credit rating statistics, as well as consideration of other non-empirical factors to arrive at an illustrative current credit profile for the Preferred Stock
- Assessed the potential liquidity and trading market value impact of the Preferred Stock as a class given the additional Preferred Stock being issued in this Proposed Transaction (5.432 million shares with $135.8 million of Liquidation Preference)
- Searched and compiled public trading data on U.S. corporate bonds with similar maturities and credit profiles to separately determine the fair market value of the Preferred Stock, due to limited Public Preferred Stock issuances;
- Assessed other factors that could affect the value of the Preferred Stock

Evaluation Additional Series A Preferred Stock Issued (cont.)



The chart below shows the historical price and volume of the Preferred Stock over the past year. The Preferred Stock has averaged a price of $22.38 with a low of $21.84 and a high of $23.15, resulting in a average yield of 7.73% with a low of 7.30% and a high of 8.04%. Volume levels have been low with the three month average daily volume of 2,671 shares, less than 1% of the shares outstanding. Given the currently small par value of the class at $63.5 million, and the low volume activity with no visibility in the market, CFS believes that the current market price is not reflective of the intrinsic value of the Preferred Stock especially considering the Proposed Transaction contemplates an additional $135.8 million of par value units being added to the class, which will increase trading volume (liquidity) and visibility. Consequently, CFS believes over time there will be no trading discount on the Preferred Stock as a class due to significantly higher levels of future prospective liquidity, after the completion of the Proposed Transaction.

SPLP Series A Preferred Stock Price

SPLP Series A Preferred Stock Yield





As of 06/16/2017
Source: Bloomberg

As of 06/16/2017
Source: Bloomberg

Evaluation Additional Series A Preferred Stock Issued (cont.)



For purposes of the above evaluation and scope of work performed, CFS considered the following key terms of the Series A Preferred Stock as detailed in the Offer to the Board of HNH, as summarized below:

Series A Preferred Stock - Key Terms	
Issuer:	Steel Partners Holdings L.P. ("SPLP")
Stated Principal Amount at Issuance:	$135,800,000
Date of Issuance:	Effective time of stock acquisition
Number of Units:	5,432,000
Value Per Unit:	$25.00 (Stated Liquidation Preference)
Liquidation:	The Preferred Stock will have a liquidation preference of $25.00 per unit
Dividend Rate:	6.0% per annum, payable in cash or in kind (or a combination) at option of SPLP on a quarterly basis. Dividends will be cumulative
Maturity:	February 7, 2026
Redemption:	1) SPLP will have the option to redeem the Preferred Stock at $25 per unit, in whole or in part, in cash or common units, at any time or from time to time after the Date of Issuance. 2) SPLP will offer to repurchase or redeem, for cash on a pro-rata basis, on or before February 7, 2020, 20.0% of the Preferred Stock
Voting Rights:	None
Directors	The Series A Preferred Stockholders will have the right to elect two Directors if six consecutive quarterly dividends are not paid
Conversion:	None
Ranking:	The Series A Preferred stock will rank senior to SPLP's common units and subordinate to SPLP indebtedness
Registration/Listing:	The Series A Preferred Stock will be registered with the SEC and listed on the NYSE



SPLP's Prospective Senior Unsecured Credit Rating Profile

				Without Pension		With Pension as Debt	
				Pre - Transaction	Post - Transaction	Pre - Transaction	Post - Transaction
Credit Statistics by Rating[1]				SPLP	SPLP [2]	SPLP	SPLP [2]
Credit Metric	**BBB**	**BB**	**B**	3/31/2017	3/31/2017	3/31/2017	3/31/2017
EBITDA / Interest (x)	9.9x	5.1x	3.2x	8.9x	6.0x	8.9x	6.0x
Total Debt / EBITDA (x)	2.7x	4.2x	5.5x	3.1x	4.0x	5.0x	5.9x
Debt/ Total Capital (%)	48.5%	60.5%	71.5%	41.2%	47.6%	53.0%	57.2%
Issuers	77	45	41	N.A.	N.A.	N.A.	N.A.

[1] *Median Statistics of S&P ratings of US based industrial companies that have public issued securities in the last two years as of 06/17/2017*
[2] *Dividend paid on the newly issued Preferred Stock is categorized as interest. The newly issue Preferred Stock is categorized as debt. Pension as debt reflects the balance sheet unfunded amount*
Source: Capital IQ

Ratings Subordination for Preferred Stock --- Company's Illustrative Pro-forma Ratings Profile

Preferred stock carries greater credit risk than unsecured debt for two primary reasons: 1. the dividend is at the discretion of the Board of the Company, or Issuer (although dividends on the Preferred Stock are cumulative); and 2. a preferred security represents a subordinated claim in the event of a bankruptcy or liquidation. A typical rating agency metric for assigning a rating for preferred subordination is typically two rating gradients in the case of investment grade Company ratings, and three rating gradients (or possibly more) in the case of non-investment grade rated companies. So, for example if a company's senior rating is A+, its preferred stock would be typically be rated A- or BBB+. Other factors would also enter into the level of a class of preferred's subordination such as governance rights, liquidation preference, etc. Lastly, to the extent a preferred class represents a unusually high degree of percentage of a Company's capital structure, generally defined as 20% or greater, further ratings impact may be appropriate given a higher degree of dividend risk.

Evaluation Additional Series A Preferred Stock Issued (cont.)



CFS created a general credit ratings profile for SPLP based on key statistics, which were compared against a large universe of U.S. issuers with outstanding senior rated bonds, as shown on the previous page. On a senior basis, CFS believes the SPLP Series A Preferred Stock would be rated in the BB ratings category on a senior basis. Pursuant to the standards applicable for preferred subordination, as discussed above, and considering the existence of a majority control shareholder in SPLP, event risk associated with the issuer and the limited governance rights in the terms of the preferred, CFS believes that the Company's Preferred Stock would be two to three rating gradients subordinated to its senior rating, and therefore is assuming a "mid – B" credit rating.

Corporate Bond Yields	
Metrics	**B**
Median Yield to Maturity (YTM)	5.9%
Median Yield to Worst (YTW)	5.8%
Median Years to Maturity	7.8
Median Size of Offerings	$ 500 Million
Number of Issues	66
Number of Underlying Issuers	31

As of 06/16/2017
Source: Bloomberg



B+ & B- Industrial Yield Curves

As of 06/16/2017
Source: Bloomberg

Evaluation Additional Series A Preferred Stock Issued (cont.)



Redemption Provision

The Preferred Stock provides SPLP the ability to redeem the shares at par at any time. Reviewing issuers of bonds with and without a call provision provided indications to the cost to the issuer of this call feature, which ranged from .75% to 1.25% for similarly rated securities. This would result in a yield for the preferred security of 6.65% to 7.15% and an approximate price of $23.16 to $23.95 per share. CFS believes this represents the fair intrinsic value range of the Preferred Stock given the redemption provision.

Results of Preferred Stock Pricing Analysis and Conclusion

Based on the foregoing factors, including the $25 par value and 6% coupon of the Preferred Stock, CFS believes that that the proposed value consideration of $23.59 for the Preferred Stock is a fair representation of the value of the Preferred Stock being offered in the Proposed Transaction. However, it is highly likely that the holders of the Preferred Stock that do not sell in the market will receive the $25 par value, in cash or SPLP common units, through the optional or mandatory redemption provision or at maturity.



Exhibits



Exhibit A: Offer Letter to Special Committee of Handy & Harman

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 32)[1]

<u>Handy & Harman Ltd.</u>
(Name of Issuer)

<u>Common Stock, par value $0.01</u>
(Title of Class of Securities)

<u>410315105</u>
(CUSIP Number)

Warren G. Lichtenstein
Steel Partners Holdings L.P.
590 Madison Avenue, 32nd Floor
New York, New York 10022
<u>(212) 520-2300</u>
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

<u>March 3, 2017</u>
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. *See* § 240.13d-7 for other parties to whom copies are to be sent.

_____
[1]   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, *see* the *Notes*).

1	NAME OF REPORTING PERSON STEEL PARTNERS HOLDINGS L.P.	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS AF	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 8,560,592
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 8,560,592

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,560,592	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.9%	
14	TYPE OF REPORTING PERSON PN	

1	NAME OF REPORTING PERSON SPH GROUP LLC	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS AF	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 8,560,592
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 8,560,592

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,560,592	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.9%	
14	TYPE OF REPORTING PERSON OO	

1	NAME OF REPORTING PERSON SPH GROUP HOLDINGS LLC		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC, AF, OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -	
	8	SHARED VOTING POWER 8,560,592	
	9	SOLE DISPOSITIVE POWER - 0 -	
	10	SHARED DISPOSITIVE POWER 8,560,592	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,560,592		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.9%		
14	TYPE OF REPORTING PERSON OO		

1	NAME OF REPORTING PERSON STEEL PARTNERS HOLDINGS GP INC.	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS AF	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 8,560,592
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 8,560,592

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,560,592	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.9%	
14	TYPE OF REPORTING PERSON CO	

1	NAME OF REPORTING PERSON WARREN G. LICHTENSTEIN		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐	
3	SEC USE ONLY		
4	SOURCE OF FUNDS OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐	
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 298,624	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 298,624	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 298,624		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐	
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%		
14	TYPE OF REPORTING PERSON IN		

CUSIP NO. 410315105

1	NAME OF REPORTING PERSON JACK L. HOWARD	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS AF, OO	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 248,947
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 248,947
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 248,947	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%	
14	TYPE OF REPORTING PERSON IN	

7

1	NAME OF REPORTING PERSON EMH HOWARD, LLC		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 57,642	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 57,642	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,642		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%		
14	TYPE OF REPORTING PERSON OO		

1	NAME OF REPORTING PERSON DOUGLAS B. WOODWORTH		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,976	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 2,351	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,976		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%		
14	TYPE OF REPORTING PERSON IN		

The following constitutes Amendment No. 32 to the Schedule 13D filed by the undersigned ("Amendment No. 32"). This Amendment No. 32 amends the Schedule 13D as specifically set forth herein.

Item 2.   Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)   This statement is filed by Steel Partners Holdings L.P., a Delaware limited partnership ("Steel Holdings"), SPH Group LLC, a Delaware limited liability company ("SPHG"), SPH Group Holdings LLC, a Delaware limited liability company ("SPHG Holdings"), Steel Partners Holdings GP Inc., a Delaware corporation ("Steel Holdings GP"), Warren G. Lichtenstein, Jack L. Howard, EMH Howard, LLC, a New York limited liability company ("EMH"), and Douglas B. Woodworth. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

Steel Holdings owns 99% of the membership interests of SPHG. SPHG is the sole member of SPHG Holdings. Steel Holdings GP is the general partner of Steel Holdings, the managing member of SPHG and the manager of SPHG Holdings. By virtue of these relationships, each of Steel Holdings, SPHG and Steel Holdings GP may be deemed to beneficially own the Shares owned directly by SPHG Holdings.

Warren G. Lichtenstein, the Executive Chairman of Steel Holdings GP, is Chairman of the Issuer. Jack L. Howard, an officer and director of Steel Holdings GP, is Vice Chairman and Principal Executive Officer of the Issuer. EMH is an affiliate of Mr. Howard. Douglas B. Woodworth, an officer of Steel Holdings GP, is Senior Vice President and Chief Financial Officer of the Issuer. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto ("Schedule A") is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of Steel Holdings GP. To the best of the Reporting Persons' knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)   The principal business address of each of the Reporting Persons is 590 Madison Avenue, 32nd Floor, New York, New York 10022.

(c)   Steel Holdings is a global diversified holding company that engages or has interests in a variety of operating businesses through its subsidiary companies. Steel Holdings may seek to obtain majority or primary control, board representation or other significant influence over the businesses in which it holds an interest. The principal business of SPHG Holdings is holding securities for the account of Steel Holdings. The principal business of SPHG is serving as the sole member of SPHG Holdings and other affiliates. The principal business of Steel Holdings GP is serving as the general partner of Steel Holdings, the managing member of SPHG and the manager of SPHG Holdings.

The principal occupation of Warren G. Lichtenstein is serving as Executive Chairman of Steel Holdings GP. The principal occupation of Jack L. Howard is serving as the President of Steel Holdings GP and serving as a principal of Mutual Securities, Inc., a registered broker dealer. EMH is a family-owned holding company whose principal business is investing in securities. The principal occupation of Douglas B. Woodworth is serving as Senior Vice President and Chief Financial Officer of Steel Holdings GP.

(d)   No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Each of the individuals who are Reporting Persons or listed on Schedule A are citizens of the United States of America. Each of the entities (other than EMH) who are Reporting Persons are organized under the laws of the State of Delaware. EMH is organized under the laws of the State of New York.

Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of 7,131,185 Shares owned directly by SPHG Holdings is approximately $86,219,904, including brokerage commissions. Such Shares were acquired with funds of SPHG Holdings and an affiliated entity that initially purchased a portion of the Shares prior to being contributed to SPHG Holdings. The remaining 1,429,407 Shares owned directly by SPHG Holdings were received by SPHG Holdings in exchange for all its shares of common stock of JPS Industries, Inc.

Mr. Lichtenstein beneficially owns 298,624 Shares awarded to him in his capacity as Chairman of the Issuer.

The aggregate purchase price of the 57,642 Shares owned directly by EMH is approximately $184,280, including brokerage commissions. The Shares owned directly by EMH were acquired with the working capital of EMH.

Mr. Howard beneficially owns 191,305 Shares awarded to him in his capacity as a director of the Issuer.

Mr. Woodworth beneficially owns 3,625 unvested restricted Shares and an additional 2,351 Shares awarded to him in his capacity as an employee of the Issuer.

Set forth on Schedule B annexed to Amendment No. 26 to the Schedule 13D ("Schedule B") is the aggregate purchase price of the Shares beneficially owned, if any, by each of the persons, who are not Reporting Persons, set forth on Schedule A.

Item 4.   Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 3, 2017, Steel Holdings submitted a proposal (the "Proposal") to the independent members of the board of directors of the Issuer to acquire all of the outstanding Shares of the Issuer not owned by Steel Holdings or its subsidiaries for a price of $29.00 per Share, or approximately $106.7 million of value.

11

The Proposal contemplates that the Issuer's stockholders (other than Steel Holdings and its subsidiaries) would receive in total approximately $106.7 million in liquidation preference of Steel Holdings' 6.0% Series A preferred units that currently trade on the New York Stock Exchange.

The proposed transaction is subject to the approval of the board of directors of the Issuer and the negotiation and execution of mutually acceptable definitive transaction documents. The Proposal contemplates that a special committee of independent directors would be appointed by the board of directors of the Issuer to consider the Proposal and make a recommendation to the board, and that Steel Holdings will not move forward with the proposed transaction unless it results from such a process and is approved by such a special committee. In addition, the proposed transaction will be subject to a non-waivable condition requiring the approval of a majority of the outstanding Shares of the Issuer not owned by Steel Holdings or its affiliates, as well as other customary closing conditions. There can be no assurance that any of the foregoing approvals will be obtained, that a definitive agreement will be executed or that any transaction will be consummated.

The foregoing description of the Proposal does not purport to be complete and is qualified in its entirety by reference to the Proposal, which is attached as Exhibit 99.1 hereto and is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 12,240,735 Shares outstanding, which is the total number of Shares outstanding as of February 27, 2017 based on the Form 10-K filed by the Issuer on February 28, 2017.

As of the close of business on the date hereof, SPHG Holdings owned directly 8,560,592 Shares, constituting approximately 69.9% of the Shares outstanding. By virtue of their relationships with SPHG Holdings discussed in further detail in Item 2, each of Steel Holdings, SPHG and Steel Holdings GP may be deemed to beneficially own the Shares owned directly by SPHG Holdings.

As of the close of business on the date hereof, Warren G. Lichtenstein owned directly 298,624 Shares, constituting approximately 2.4% of the Shares outstanding.

As of the close of business on the date hereof, EMH owned directly 57,642 Shares, constituting less than 1% of the Shares outstanding. By virtue of his relationship with EMH discussed in further detail in Item 2, Jack L. Howard may be deemed to beneficially own the Shares owned by EMH.

As of the close of business on the date hereof, Jack L. Howard owned directly 191,305 Shares, which, together with the 57,642 Shares owned directly by EMH that Mr. Howard may also be deemed to beneficially own, constitute approximately 2.0% of the Shares outstanding.

As of the close of business on the date hereof, Douglas B. Woodworth owned directly 2,351 Shares and beneficially owned an additional 3,625 unvested restricted Shares, which in the aggregate constitute less than 1% of the Shares outstanding.

Item 5(b) is hereby amended and restated to read as follows:

(b) Each of Steel Holdings, SPHG Holdings, SPHG and Steel Holdings GP may be deemed to have shared power to vote and dispose of the Shares owned directly by SPHG Holdings.

12

Mr. Howard and EMH have the sole power to vote and dispose of the Shares owned directly by EMH.

Mr. Woodworth has the sole power to vote the unvested restricted Shares he beneficially owns and will have the sole power to dispose of such Shares once they have vested.

Each of Messrs. Lichtenstein, Howard and Woodworth has the sole power to vote and dispose of the remaining Shares he owns directly.

Item 7.　　　　　Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

Exhibit No.	Description
99.1	Proposal, dated March 3, 2017, from Steel Partners Holdings L.P. to the independent members of the board of directors of Handy & Harman Ltd.
99.2	Joint Filing Agreement, dated March 7, 2017, by and among the Reporting Persons.

13

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2017

STEEL PARTNERS HOLDINGS L.P.

By: Steel Partners Holdings GP Inc.
        General Partner

By: /s/ Jack L. Howard
        Jack L. Howard, President

SPH GROUP LLC

By: Steel Partners Holdings GP Inc.
        Managing Member

By: /s/ Jack L. Howard
        Jack L. Howard, President

SPH GROUP HOLDINGS LLC

By: Steel Partners Holdings GP Inc.
        Manager

By: /s/ Jack L. Howard
        Jack L. Howard, President

STEEL PARTNERS HOLDINGS GP INC.

By: /s/ Jack L. Howard
        Jack L. Howard, President

/s/ Jack L. Howard
JACK L. HOWARD
as Attorney-In-Fact for Warren G. Lichtenstein

14

/s/ Douglas B. Woodworth
DOUGLAS B. WOODWORTH

/s/ Jack L. Howard
JACK L. HOWARD

EMH HOWARD, LLC

By: /s/ Jack L. Howard
Jack L. Howard, Managing Member

15

SCHEDULE A

Executive Officers and Directors of Steel Partners Holdings GP Inc.

Name and Position	Present Principal Occupation	Business Address
Warren G. Lichtenstein, Executive Chairman and Director	Executive Chairman of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Jack L. Howard, President and Director	President of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company, and a principal of Mutual Securities, Inc., a registered broker dealer	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Douglas B. Woodworth, Senior Vice President and Chief Financial Officer	Senior Vice President and Chief Financial Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Anthony Bergamo, Director	Vice Chairman of MB Real Estate, a property management company	c/o MB Real Estate 335 Madison Avenue, 14th Floor New York, NY 10017
John P. McNiff, Director	Chairman of Discovery Capital Management,LLC, a multi-strategy hedge fund	1 Fayette Street, Conshohocken, PA 19428
Joseph L. Mullen, Director	Managing Partner of Li Moran International, Inc., a management consulting company	c/o Li Moran International 611 Broadway, Suite 722 New York, NY 10012
General Richard I. Neal, Director	President of Sisvel US, Inc. and Audio MPEG, Inc., licensors of intellectual property	c/o Sisvel US, Inc. 66 Canal Center Plaza, Suite 750 Alexandria, VA 22314
Allan R. Tessler, Director	Chairman and Chief Executive Officer of International Financial Group, Inc., an international merchant banking firm	c/o International Financial Group, Inc. 2500 North Moose Wilson Road Wilson, WY 83014

Exhibit 99.1

Steel Partners Holdings L.P.
590 Madison Avenue
Suite 3200
New York, New York 10022

March 3, 2017

Independent Members of the Board of Directors
Handy & Harman Ltd.
590 Madison Avenue
New York, NY 10022

Gentlemen:

Steel Partners Holdings L.P. ("SPH" or "we"), a Delaware limited partnership publicly traded on the New York Stock Exchange (the "NYSE"), hereby formally proposes a transaction whereby SPH would acquire all of the outstanding shares of common stock of Handy & Harman Ltd. (the "Company") not owned by SPH or its subsidiaries (approximately 3.7 million shares, or 30.0% of the outstanding shares) through an appropriate acquisition entity, for a price of $29.00 per share, or approximately $106.7 million of value.

Our proposal contemplates that the Company's stockholders (other than SPH and its subsidiaries) would receive in total approximately $106.7 million in liquidation preference of SPH 6.0% Series A preferred units that currently trade on the NYSE (the "SPH Preferred"). SPH contemplates that the additional units of SPH Preferred to be issued in the proposed transaction would also be listed on the NYSE. The SPH Preferred units (1) have a liquidation preference of $25.00 per unit, (2) bear a cumulative distribution at a rate of 6.0% per annum, payable in cash or in kind (or a combination) at the option of SPH, (3) mature on February 7, 2026, and (4) will provide the Company's stockholders with either cash or SPH common units upon maturity or earlier redemption at the option of SPH. In addition, SPH will offer to repurchase or redeem, for cash on a pro rata basis, on or prior to February 7, 2020, 20% of the SPH Preferred units to be issued in the proposed transaction.

The proposed transaction would enable the Company's stockholders to receive a high dividend-paying security listed on the NYSE. In addition, we anticipate that the receipt of the SPH Preferred would be tax-free to the Company's stockholders.

The proposed transaction would be subject to the approval of the Board of Directors of the Company and the negotiation and execution of mutually acceptable definitive transaction documents. It is our expectation that a special committee of independent directors would be appointed by the Board of Directors of the Company to consider our proposal and make a recommendation to the Board of Directors. We will not move forward with the transaction unless it results from such a process and is approved by such a special committee. In addition, the transaction will be subject to a non-waivable condition requiring the approval of a majority of the outstanding shares of the Company not owned by SPH or its affiliates.

We believe that the proposed transaction could be accomplished through a negotiated merger agreement with a customary fiduciary out but without a "go shop." Our proposal is not subject to obtaining financing or due diligence, but is subject to execution of definitive transaction documents and other customary conditions for a transaction of this type and size, including obtaining any material consents as well as certain requested administrative relief under the Company's 2003 agreement with the Pension Benefit Guaranty Corporation. We are prepared to commence formal discussions as soon as practicable with the special committee. We recognize that the special committee will have the sole discretion to make a determination not to pursue the proposed transaction. If the special committee ultimately does not recommend or the public stockholders of the Company do not approve the proposed transaction, such determination would not adversely affect our future relationship with the Company and our current intention would be to remain as a long-term stockholder in the absence of the proposed transaction.

Please be aware that this proposal is an expression of interest only and is not intended to create a legally binding obligation, and no such obligation will exist unless and until a definitive transaction agreement is executed.

We encourage the special committee to retain its own independent legal and financial advisors to assist it in its review. We look forward to working with the special committee and its advisors to complete a mutually acceptable transaction, and are available at your convenience to discuss any aspects of our proposal.

Please do not hesitate to contact me should you have any questions.

Very truly yours,

STEEL PARTNERS HOLDINGS L.P.

By: Steel Partners Holdings GP Inc.,
    its General Partner

By: /s/ Warren G. Lichtenstein
Name: Warren G. Lichtenstein
Title: Executive Chairman

Exhibit 99.2

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, $0.01 par value per share, of Handy & Harman Ltd. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: March 7, 2017

STEEL PARTNERS HOLDINGS L.P.

By: Steel Partners Holdings GP Inc.
            General Partner

By: /s/ Jack L. Howard
            Jack L. Howard, President

SPH GROUP LLC

By: Steel Partners Holdings GP Inc.
            Managing Member

By: /s/ Jack L. Howard
            Jack L. Howard, President

SPH GROUP HOLDINGS LLC

By: Steel Partners Holdings GP Inc.
            Manager

By: /s/ Jack L. Howard
            Jack L. Howard, President

STEEL PARTNERS HOLDINGS GP INC.

By: /s/ Jack L. Howard
            Jack L. Howard, President

/s/ Jack L. Howard
JACK L. HOWARD
as Attorney-In-Fact for Warren G. Lichtenstein

/s/ Douglas B. Woodworth
DOUGLAS B. WOODWORTH

/s/ Jack L. Howard
JACK L. HOWARD

EMH HOWARD, LLC

By: /s/ Jack L. Howard
          Jack L. Howard, Managing Member



Exhibit B: Detailed Financial Summary

Exhibit B: Detailed Financial Summary



<table>
<tr><td colspan="7" align="center">Handy & Harman</td></tr>
<tr><td colspan="7" align="center">Financial Summary</td></tr>
<tr><td><i>In $ 000's</i></td><td colspan="6" align="center">Fiscal Year Ended December 31,</td></tr>
<tr><td></td><td>2016</td><td>2017 E</td><td>2018 P</td><td>2019 P</td><td>2020 P</td><td>2021 P</td></tr>
<tr><td>Sales</td><td></td><td></td><td></td><td></td><td></td><td></td></tr>
<tr><td>Building Products</td><td>284,568</td><td>300,951</td><td>320,477</td><td>342,804</td><td>367,381</td><td>394,554</td></tr>
<tr><td>Joining Materials</td><td>175,480</td><td>182,207</td><td>197,766</td><td>204,132</td><td>212,048</td><td>219,406</td></tr>
<tr><td>Electrical Products</td><td>128,637</td><td>274,160</td><td>284,356</td><td>297,879</td><td>312,800</td><td>324,916</td></tr>
<tr><td>Performance Materials</td><td>101,567</td><td>97,758</td><td>100,417</td><td>104,287</td><td>108,563</td><td>111,277</td></tr>
<tr><td>Tubing</td><td>77,630</td><td>71,737</td><td>77,450</td><td>83,024</td><td>90,924</td><td>99,866</td></tr>
<tr><td>Kasco</td><td>60,466</td><td>63,767</td><td>67,302</td><td>70,212</td><td>71,894</td><td>73,499</td></tr>
<tr><td>Total Sales</td><td>828,347</td><td>990,579</td><td>1,047,767</td><td>1,102,338</td><td>1,163,610</td><td>1,223,519</td></tr>
<tr><td><i>% Change</i></td><td></td><td><i>19.6%</i></td><td><i>5.8%</i></td><td><i>5.2%</i></td><td><i>5.6%</i></td><td><i>5.1%</i></td></tr>
<tr><td>EBITDA</td><td></td><td></td><td></td><td></td><td></td><td></td></tr>
<tr><td>Building Products</td><td>50,222</td><td>52,300</td><td>56,436</td><td>61,996</td><td>67,627</td><td>73,996</td></tr>
<tr><td>Joining Materials</td><td>21,016</td><td>20,993</td><td>24,598</td><td>24,542</td><td>25,601</td><td>26,238</td></tr>
<tr><td>Electrical Products</td><td>22,170</td><td>45,705</td><td>48,768</td><td>54,812</td><td>59,085</td><td>63,966</td></tr>
<tr><td>Performance Materials</td><td>8,828</td><td>13,750</td><td>14,878</td><td>15,903</td><td>17,092</td><td>17,703</td></tr>
<tr><td>Tubing</td><td>16,504</td><td>15,529</td><td>17,761</td><td>19,675</td><td>22,329</td><td>25,812</td></tr>
<tr><td>Kasco</td><td>5,071</td><td>6,883</td><td>7,829</td><td>8,363</td><td>8,881</td><td>9,309</td></tr>
<tr><td>SLI Corp.</td><td>(2,594)</td><td>(1,040)</td><td>(606)</td><td>(614)</td><td>-</td><td>-</td></tr>
<tr><td>MTI Difference</td><td>-</td><td>-</td><td>(20)</td><td>(54)</td><td>-</td><td>-</td></tr>
<tr><td>SPLP Service Fee</td><td>(14,557)</td><td>(22,612)</td><td>(16,082)</td><td>(16,082)</td><td>(16,082)</td><td>(16,082)</td></tr>
<tr><td>Risk Adjustment</td><td>-</td><td>-</td><td>(5,000)</td><td>(5,000)</td><td>(5,000)</td><td>(5,000)</td></tr>
<tr><td>LTIP Adjustment</td><td>-</td><td>(386)</td><td>(4,065)</td><td>(4,717)</td><td>(5,014)</td><td>(5,014)</td></tr>
<tr><td>Adjustment</td><td>-</td><td>-</td><td>-</td><td>-</td><td>(1,656)</td><td>(3,331)</td></tr>
<tr><td>EBITDA</td><td>106,661</td><td>131,121</td><td>144,499</td><td>158,823</td><td>172,864</td><td>187,596</td></tr>
<tr><td><i>% of Sales</i></td><td><i>12.9%</i></td><td><i>13.2%</i></td><td><i>13.8%</i></td><td><i>14.4%</i></td><td><i>14.9%</i></td><td><i>15.3%</i></td></tr>
</table>

Note: 2016 is as reported publicly with adjustments, 2017 is based off of FC3 Forecast, and 2018-2021 is based off the long-term forecast
Source: HNH

Exhibit B: Detailed Financial Summary (cont.)



Handy & Harman							
Balance Sheet Summary							
In MM's	**Fiscal Year Ended December 31,**						
	2016	**3/31/2017**	**2017 E**	**2018 P**	**2019 P**	**2020 P**	**2021 P**
Accounts Receivable	123	138	126	133	139	147	155
Inventories	99	108	109	110	113	116	120
Prepaids & Other Current Assets	8	8	9	9	9	10	10
Total Current Assets	230	255	243	252	261	272	286
Accounts Payable	$63	$69	$63	$68	$73	$78	$82
Accrued Expenses	46	37	45	47	49	49	50
Accrued Environmental Liabilities	10	9					
Total Current Liabilities	118	115	109	115	122	126	132

Note: Historical Accrued Expenses includes accrued interest
Source: HNH



Exhibit C: Public Comparable Company Details

Exhibit C: Comparable Public Companies – Building Products



Company:	Gibraltar Industries, Inc.	Kingspan Group plc	Masco Corporation	NCI Building Systems, Inc.	Simpson Manufacturing Co., Inc.	Company Average	Company Median
Ticker:	NasdaqGS:ROCK	ISE:KRX	NYSE:MAS	NYSE:NCS	NYSE:SSD		
($ in MM) As of:	3/31/2017	12/31/2016	3/31/2017	4/30/2017	3/31/2017		
Revenue	$976.9	$3,281.4	$7,414.0	$1,754.8	$881.0	$2,861.6	$1,754.8
#VALUE!	$821.8	$2,446.9	$7,927.0	$1,321.5	$719.3	$2,647.3	$1,321.5
3-Year Revenue CAGR	5.9%	10.3%	-2.2%	9.9%	7.0%	6.2%	7.0%
Gross Profit	$249.7	$992.5	$2,495.0	$433.7	$420.1	$918.2	$433.7
Gross Margin	25.6%	30.2%	33.7%	24.7%	47.7%	32.4%	30.2%
EBIT	$90.5	$349.7	$1,072.0	$121.9	$136.9	$354.2	$136.9
EBIT Margin	9.3%	10.7%	14.5%	6.9%	15.5%	11.4%	10.7%
EBITDA	$114.0	$429.7	$1,205.0	$156.3	$165.7	$414.2	$165.7
NTM EBITDA	$129.4	$487.9	$1,334.4	$224.8	$180.6		
EBITDA Margin	11.7%	13.1%	16.3%	8.9%	18.8%	13.7%	13.1%
Net Income	$28.6	$269.6	$522.0	$61.7	$96.5	$195.7	$96.5
EPS	$0.91	$1.51	$1.63	$0.87	$2.03	$1.39	$1.51
Cash & S-T Investments	$160.9	$234.4	$883.0	$49.7	$167.1		
Total Debt	$209.8	$737.3	$2,999.0	$388.2	$2.1		
Net Debt	$48.9	$502.9	$2,116.0	$338.5	($164.9)		
Book Equity	$466.3	$1,553.4	($59.0)	$302.9	$887.0		
Net Interest Expense	$14.5	$14.9	$212.0	$29.5	$0.5		
Stock Price - 03/31/17	$41.20	$31.98	$33.99	$17.15	$43.09		
# Shares outstanding (mm)	31.5	178.6	320.3	70.9	47.7		
1ys avg daily volume (mm)	0.25	0.45	3.53	0.49	0.21		
%1yr avg vol/Tot shares outst.	0.78%	0.25%	1.10%	0.69%	0.44%		
3yr Beta vs. S&P 500 (Levered)	1.45	0.71	1.22	1.18	1.00	1.1	1.2
Market Value (MV)	$1,299.8	$5,710.1	$10,887.7	$1,215.4	$2,053.4	$4,233.3	$2,053.4
Preferred Equity	$0.0	$0.0	$0.0	$0.0	$0.0		
Minority Interest	$0.0	$17.5	$209.0	$0.0	$0.0		
Total Enterprise Value (TEV)	$1,348.7	$6,230.6	$13,212.7	$1,553.9	$1,888.5	$4,846.9	$1,888.5
Summary Leverage Statistics:						**Average**	**Median**
Total Debt/EBITDA	1.8 x	1.7 x	2.5 x	2.5 x	0.0 x	1.7 x	1.8 x
Total Debt/(Total Debt + Equity)	0.3 x	0.3 x	NA	0.6 x	0.0 x	0.3 x	0.3 x
Net Debt/EBITDA	0.4 x	1.2 x	1.8 x	2.2 x	NA	1.4 x	1.5 x
EBITDA / Interest	7.9 x	28.9 x	5.7 x	5.3 x	312.1 x	72.0 x	7.9 x
Summary Valuation Multiples:						**Average**	**Median**
TEV/Revenues	1.4 x	1.9 x	1.8 x	0.9 x	2.1 x	1.6 x	1.8 x
TEV/EBITDA	11.8 x	14.5 x	11.0 x	9.9 x	11.4 x	11.7 x	11.4 x
TEV/NTM EBITDA	10.4 x	12.8 x	9.9 x	6.9 x	10.5 x	10.1 x	10.4 x
TEV/Revenues*	1.0 x	1.1 x	1.1 x	0.6 x	1.5 x	1.1 x	1.1 x
TEV/EBITDA*	8.3 x	8.7 x	6.6 x	7.0 x	8.0 x	7.7 x	8.0 x
TEV/NTM EBITDA*	7.3 x	7.7 x	5.9 x	4.8 x	7.3 x	6.6 x	7.3 x
TEV/EBIT	14.9 x	17.8 x	12.3 x	12.7 x	13.8 x	14.3 x	13.8 x
Price/Earnings	45.4 x	21.2 x	20.9 x	19.7 x	21.3 x	25.7 x	21.2 x
Price/Book	2.8 x	3.7 x	NA	4.0 x	2.3 x	3.2 x	3.2 x
Price/Sales	1.3 x	1.7 x	1.5 x	0.7 x	2.3 x	1.5 x	1.5 x

Source: Capital IQ

* Includes a 20% company size discount for > $500 mm to $1B in market capitalization, a 30% discount for >$1B to $5B, and a 40% discount for >$5B

STEEL PARTNERS HOLDINGS L.P.

Exhibit C: Comparable Public Companies – Building Products



Ticker Business Description

ROCK Gibraltar Industries, Inc. manufactures and distributes building products in North America, Europe, and Asia. It operates through three segments: Residential Products, Industrial and Infrastructure Products, and Renewable Energy and Conservation. The Residential Products segment offers roof and foundation ventilation products and accessories, such as solar powered units; postal and parcel storage products, including single mailboxes, cluster boxes for multi-unit housing, and package locker systems; roof edgings and flashings; soffits and trims; drywall corner beads; metal roofing products and accessories; rain dispersion products comprising gutters and accessories; and exterior retractable awnings. This segment also provides electronic parcel lockers, roof top safety kits, chimney caps, heat trace coils and exterior products, remote-controlled deck awnings for sun protection, and solar-powered ventilation products, as well as adhesive roofing application products. The Industrial and Infrastructure Products segment offers expanded and perforated metals used in walkways, catwalks, architectural facades, perimeter security barriers, shelving, and other applications; fiberglass grating used in high strength, light weight, low maintenance, corrosion resistance, and non-conductivity areas; and expansion joint systems, bearing assemblies, and pavement sealing systems used in bridges, elevated highways, airport runways, and rail crossings. This segment also provides architectural facades for buildings; and perimeter security barriers for protecting critical infrastructure. The Renewable Energy and Conservation segment designs and provides engineered solutions for solar racking systems and greenhouse structures. The company markets its products through sales personnel and outside sales representatives. Gibraltar Industries, Inc. was founded in 1993 and is headquartered in Buffalo, New York.

KRX Kingspan Group plc, together with its subsidiaries, provides building solutions for the construction industry worldwide. It operates through five divisions: Insulated Panels, Insulation Boards, Access Floor Systems, Environmental, and Light & Air. The company offers insulation panels, such as metal façades, architectural roofing systems, rooftop solar PV solutions, structural steel solutions, and door components for property developers, building owners, designers, contractors, and insurers; and insulations products, including insulation boards, pipe and ductwork insulation products, and engineered timber systems for domestic, non-domestic, new-build, and refurbishment sectors. It also provides access floor systems; and data center airflow systems comprising structural ceilings, airflow panels, and containments; and environmental solutions, such as fuel and energy storage solutions, wastewater and rainwater solutions, renewable energy technologies, environmental services, telemetry and monitoring solutions, and hot water cylinders for various types of buildings. In addition, the company offers lighting products comprising roof and wall daylighting, and LED lighting products; and air products, including smoke and heat extraction, and fresh air systems. Further, it engages in the trustee, property development, and finance businesses. Kingspan Group plc was founded in 1965 and is headquartered in Kingscourt, Ireland.

MAS Masco Corporation designs, manufactures, markets, and distributes home improvement and building products worldwide. Its Plumbing Products segment provides faucets, showerheads, handheld showers, valves, bathing units, shower enclosures, toilets, acrylic tubs, shower trays, spas products, exercise pools and systems, brass and copper plumbing system components, and other non-decorative plumbing products. The company's Decorative Architectural Products segment offers architectural coatings, including paints, primers, specialty paints, stains, and waterproofing products; cabinet, door, window, and hardware products; and functional hardware, wall plates, hook and rail products, and picture hanging accessories, as well as decorative bath hardware, shower accessories, and shower doors. The company's Cabinetry Products segment offers assembled cabinetry for kitchen, bath, storage, home office, and home entertainment applications; and integrated bathroom vanity and countertop products. Its Windows and Other Specialty Products segment provides vinyl, fiberglass, and aluminum windows and patio doors; vinyl windows, and composite and panel doors; and staple guns, hammer tackers, glue guns, and rivet tools, as well as staples, glues, and rivets. The company sells its products under DELTA, BRIZO, PEERLESS, HANSGROHE, AXOR, GINGER, NEWPORT BRASS, BRASSTECH, WALTEC, BRISTAN, HERITAGE, MIROLIN, HÜPPE, HOT SPRING, CALDERA, FREEFLOW SPAS, FANTASY SPAS, ENDLESS POOLS, BRASSCRAFT, PLUMB SHOP, COBRA, MASTER PLUMBER, BEHR, KILZ, LIBERTY, BRAINERD, FRANKLIN BRASS, KRAFTMAID, CARDELL, MERILLAT, QUALITY CABINETS, MOORES, ESSENCE SERIES, MILGARD, DURAFLEX, GRIFFIN, PREMIER, EVOLUTION, ARROW, POWERSHOT, and EASYSHOT brands. It offers its products through home center retailers, mass merchandisers, hardware stores, homebuilders, distributors, and other outlets to consumers and contractors, as well as directly to consumers. The company was founded in 1929 and is headquartered in Taylor, Michigan.

NCS NCI Building Systems, Inc., together with its subsidiaries, designs, engineers, manufactures, and markets metal products for the nonresidential construction industry in North America. It operates through three segments: Engineered Building Systems, Metal Components, and Metal Coil Coating. The Engineered Building Systems segment offers engineered structural members and panels; and self-storage building systems under the Metallic, Mid-West Steel, A & S, All American, Mesco, Star, Ceco, Robertson, Garco, Heritage, and SteelBuilding.com brands to builders, general contractors, developers, and end users directly, as well as through private label companies. The Metal Components segment offers metal roof and wall systems, metal partitions, metal trims, doors, insulated panels, and other related accessories for use in new construction, and in repair and retrofit applications; manufactures roll-up doors; and sells interior and exterior walk doors under the MBCI, American Building Components, Eco-ficient, Metl-Span, CENTRIA, Metal Depots, and Doors and Buildings Components brands to manufacturers, contractors, subcontractors, distributors, lumberyards, cooperative buying groups, and other customers. The Metal Coil Coating segment engages in cleaning, treating, and painting various flat-rolled metals in coil form, as well as in slitting and/or embossing the metal, before the metal is fabricated for use by various industrial users. It also cleans, treats, and coats heavy gauge and light gauge metal coils for third parties for use in various applications, including construction products, heating and air conditioning systems, water heaters, lighting fixtures, ceiling grids, office furniture, appliances, and other products; and provides toll coating and painted metal package services under the Metal Coaters and Metal Prep brands. This segment principally serves original equipment manufacturers. NCI Building Systems, Inc. was founded in 1984 and is headquartered in Houston, Texas.

SSD Simpson Manufacturing Co., Inc., through its subsidiaries, designs, engineers, manufactures, and sells building construction products. The company offers wood construction products, including connectors, truss plates, fastening systems, fasteners, and pre-fabricated lateral systems used in light-frame construction; and concrete construction products comprising adhesives, specialty chemicals, mechanical anchors, carbide drill bits, powder actuated tools, and fiber reinforced materials for use in concrete, masonry, and steel construction, as well as for concrete repair, protection, and strengthening applications. It also provides wood shrinkage compensating devices; ornamental product line; cold formed steel connections; structural screws for wood, metal, and composite decking applications; and mechanical anchors for use in hollow wall conditions and for overhead applications. The company markets its products to the residential construction, light industrial and commercial construction, remodeling, and do-it-yourself markets primarily in the United States, Canada, France, the United Kingdom, Germany, Denmark, Switzerland, Portugal, Poland, Australia, New Zealand, South Africa, China, Taiwan, and Vietnam, as well as in Mexico, Chile, and the Middle East. Simpson Manufacturing Co., Inc. was founded in 1956 and is based in Pleasanton, California.



Exhibit C: Comparable Public Companies – Performance Materials

Company:	Core Molding Technologies, Inc.	Culp, Inc.	Hexcel Corporation	KAP Beteiligungs-Aktiengesellschaft	Low & Bonar plc	Lydall, Inc.	Materion Corporation	Morgan Advanced Materials plc	Pegas Nonwovens S.A.	Schweiter Technologies AG	Company Average	Company Median
Ticker:	*AMEX:CMT*	*NYSE:CFI*	*NYSE:HXL*	*DB:IUR*	*LSE:LWB*	*NYSE:LDL*	*NYSE:MTRN*	*LSE:MGAM*	*SEP:PEGAS*	*SWX:SWTQ*		
($ in MM) As of:	**3/31/2017**	**4/30/2017**	**3/31/2017**	**12/31/2016**	**11/30/2016**	**3/31/2017**	**3/31/2017**	**12/31/2016**	**3/31/2017**	**12/31/2016**		
Revenue	$166.2	$309.5	$1,985.4	$407.2	$499.4	$602.6	$974.4	$1,221.4	$221.4	$987.8	$737.5	$551.0
2014 Revenue	$150.8	$287.2	$1,723.4	$569.7	$660.2	$424.2	$1,126.6	$1,586.7	$286.7	$770.6	$758.6	$615.0
3-Year Revenue CAGR	3.3%	2.5%	4.8%	-10.6%	-8.9%	12.4%	-4.7%	-8.4%	-8.3%	8.6%	-0.9%	-1.1%
Gross Profit	$25.6	$69.2	$555.7	$163.4	$172.1	$149.0	$183.1	$159.4	$65.9	$477.8	$202.1	$161.4
Gross Margin	15.4%	22.4%	28.0%	40.1%	34.5%	24.7%	18.8%	13.1%	29.8%	48.4%	27.5%	26.4%
EBIT	$9.6	$30.1	$354.8	$18.2	$40.0	$64.0	$28.0	$127.0	$32.2	$95.2	$79.9	$36.1
EBIT Margin	5.8%	9.7%	17.9%	4.5%	8.0%	10.6%	2.9%	10.4%	14.5%	9.6%	9.4%	9.7%
EBITDA	$15.8	$37.4	$450.6	$39.3	$64.7	$85.7	$70.0	$170.5	$49.1	$122.6	$110.6	$67.3
NTM EBITDA	$0.0	$41.3	$505.0	$0.0	$74.1	$103.3	$87.9	$187.9	$54.2	$134.7		
EBITDA Margin	9.5%	12.1%	22.7%	9.6%	13.0%	14.2%	7.2%	14.0%	22.2%	12.4%	13.7%	12.7%
Net Income	$6.2	$22.3	$258.4	$12.8	$17.4	$39.7	$23.4	$64.6	$18.5	$69.5	$53.3	$22.9
EPS	$0.80	$1.81	$2.85	$1.92	$0.05	$2.31	$1.17	$0.23	$2.10	$48.59	$6.18	$1.87
Cash & S-T Investments	$30.6	$23.2	$82.1	$24.0	$32.8	$62.5	$16.3	$151.1	$86.4	$176.5		
Total Debt	$9.0	$0.0	$841.2	$92.8	$171.4	$118.3	$32.4	$450.5	$251.0	$4.4		
Net Debt	($21.6)	($23.2)	$759.1	$68.8	$138.6	$55.8	$16.0	$299.4	$164.6	($172.1)		
Book Equity	$99.1	$148.6	$1,262.7	$155.5	$252.7	$286.8	$497.1	$203.4	$172.8	$649.1		
Net Interest Expense	$0.3	($0.3)	$22.7	$3.2	$6.7	$1.5	$1.9	$16.3	$7.4	$2.5		
Stock Price - 03/31/17	$17.83	$31.20	$54.55	$35.01	$0.90	$53.60	$33.55	$3.88	$32.52	$1,110.79		
# Shares outstanding (mm)	7.8	12.3	90.8	6.6	329.1	17.2	20.0	284.7	8.8	1.4		
1yr avg daily volume (mm)	0.05	0.04	0.61	0.00	0.29	0.10	0.11	0.44	0.01	0.00		
%1yr avg vol/Tot shares outst.	0.63%	0.34%	0.67%	0.03%	0.09%	0.57%	0.55%	0.15%	0.10%		0.41%	0.55%
3yr Beta vs. S&P 500 (Levered)	1.22	0.78	1.23	0.03	0.67	1.50	1.53	1.26	0.07	0.50	0.9	1.0
Market Value (MV)	$139.0	$384.2	$4,951.6	$231.9	$297.7	$922.5	$671.2	$1,105.4	$286.2	$1,589.8	$1,057.9	$527.7
Preferred Equity	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.5	$0.0	$0.0		
Minority Interest	$0.0	$0.0	$0.0	$2.1	$8.0	$0.0	$0.0	$54.2	$0.0	$0.0		
Total Enterprise Value (TEV)	$117.4	$361.0	$5,710.7	$302.8	$444.3	$978.3	$687.2	$1,459.5	$450.8	$1,417.7	$1,193.0	$569.0
Summary Leverage Statistics:											**Average**	**Median**
Total Debt/EBITDA	0.6 x	NA	1.9 x	2.4 x	2.7 x	1.4 x	0.5 x	2.6 x	5.1 x	0.0 x	1.9 x	1.9 x
Total Debt/(Total Debt + Equity)	0.1 x	NA	0.4 x	0.4 x	0.4 x	0.3 x	0.1 x	0.7 x	0.6 x	0.0 x	0.3 x	0.4 x
Net Debt/EBITDA	NA	NA	1.7 x	1.8 x	2.1 x	0.7 x	0.2 x	1.8 x	3.4 x	NA	1.7 x	1.8 x
EBITDA / Interest	58.6 x	NA	19.9 x	12.3 x	9.6 x	56.0 x	37.5 x	10.5 x	6.6 x	48.3 x	28.8 x	19.9 x
Summary Valuation Multiples:											**Average**	**Median**
TEV/Revenues	0.7 x	1.2 x	2.9 x	0.7 x	0.9 x	1.6 x	0.7 x	1.2 x	2.0 x	1.4 x	1.3 x	1.2 x
TEV/EBITDA	7.4 x	9.7 x	12.7 x	7.7 x	6.9 x	11.4 x	9.8 x	8.6 x	9.2 x	11.6 x	9.5 x	9.4 x
TEV/NTM EBITDA	NM	8.7 x	11.3 x	NM	6.0 x	9.5 x	7.8 x	7.8 x	8.3 x	10.5 x	8.7 x	8.5 x
TEV/Revenues*	0.7 x	1.2 x	2.0 x	0.7 x	0.9 x	1.3 x	0.6 x	0.8 x	2.0 x	1.0 x	1.1 x	0.9 x
TEV/EBITDA*	7.4 x	9.7 x	8.9 x	7.7 x	6.9 x	9.1 x	7.9 x	6.0 x	9.2 x	8.1 x	8.1 x	8.0 x
TEV/NTM EBITDA*	NA	8.7 x	7.9 x	NA	6.0 x	7.6 x	6.3 x	5.4 x	8.3 x	7.4 x	7.2 x	7.5 x
TEV/EBIT	12.3 x	12.0 x	16.1 x	16.7 x	11.1 x	15.3 x	24.6 x	11.5 x	14.0 x	14.9 x	14.8 x	14.4 x
Price/Earnings	22.4 x	17.2 x	19.2 x	18.2 x	17.2 x	23.2 x	28.7 x	17.1 x	15.5 x	22.9 x	20.1 x	18.7 x
Price/Book	1.4 x	2.6 x	3.9 x	1.5 x	1.2 x	3.2 x	1.4 x	5.4 x	1.7 x	2.4 x	2.5 x	2.1 x
Price/Sales	0.8 x	1.2 x	2.5 x	0.6 x	0.6 x	1.5 x	0.7 x	0.9 x	1.3 x	1.6 x	1.2 x	1.1 x

Source: Capital IQ

** Includes a 20% company size discount for > $500 mm to $1B in market capitalization, a 30% discount for >$1B to $5B, and a 40% discount for >$5B*

Exhibit C: Comparable Public Companies – Performance Materials (cont.)



Ticker	Business Description
CMT	Core Molding Technologies, Inc., together with its subsidiaries, manufactures sheet molding compound (SMC) and molds fiberglass reinforced plastics. It specializes in large-format moldings and offers a range of fiberglass processes, including compression molding of SMC, glass mat thermoplastics, bulk molding compounds, and direct long-fiber thermoplastics; and spray-up, hand lay-up, and resin transfer molding. It also provides reaction injection molding, utilizing dicyclopentadiene technology. The company serves various markets, including medium and heavy-duty truck, marine, automotive, agriculture, construction, and other commercial products in the United States, Mexico, and Canada. The company was formerly known as Core Materials Corporation and changed its name to Core Molding Technologies, Inc. in August 2002. Core Molding Technologies, Inc. was founded in 1988 and is headquartered in Columbus, Ohio.
CFI	Culp, Inc. manufacturers, sources, markets, and sells mattress fabrics, mattress covers, and cut and sewn kits for use in mattresses, foundations, and other bedding products in North America, the Far East, Asia, and internationally. It operates through two segments, Mattress Fabrics and Upholstery Fabrics. The Mattress Fabrics segment offers woven jacquard, knitted, and converted fabrics for use in the production of bedding products, including mattresses, box springs, foundations, and bed components. The Upholstery Fabrics segment provides jacquard woven fabrics, velvets, microdenier suedes, woven dobbies, knitted fabrics, piece-dyed woven products, and polyurethane fabrics for use in the production of residential and commercial furniture, such as sofas, sofa-beds, chairs, recliners, sectionals, offices, and other institutional settings, as well as for use in fabrics markets. The company was founded in 1972 and is headquartered in High Point, North Carolina.
HXL	Hexcel Corporation, together with its subsidiaries, develops, manufactures, and markets structural materials for use in commercial aerospace, space and defense, and industrial markets. The company operates through two segments, Composite Materials and Engineered Products. The Composite Materials segment manufactures and markets carbon fibers, fabrics and specialty reinforcements, prepregs and other fiber-reinforced matrix materials, structural adhesives, honeycombs, molding compounds, tooling materials, polyurethane systems, and laminates used in various applications, including military and commercial aircraft, wind turbine blades, recreational products, transport, and other industrial applications. The Engineered Products segment manufactures and markets aircraft structures and finished aircraft components, including wing to body fairings, wing panels, flight deck panels, door liners, helicopter blades, spars, and tip caps; aircraft structural sub-components and semi-finished components used in helicopter blades, engine nacelles, and aircraft surfaces; and geometric parts for commercial aircrafts, including window frames, primary structure brackets, and fittings, as well as for certain industrial applications. The company sells products directly through its sales personnel, as well as through independent distributors and manufacturer representatives in the Americas, Europe, the Asia Pacific, Russia, and Africa. Hexcel Corporation was founded in 1946 and is headquartered in Stamford, Connecticut.
IUR	KAP Beteiligungs-Aktiengesellschaft, through its subsidiaries, provides technical textile solutions and automotive components in Germany and internationally. It develops, manufactures, and supplies technical fabrics and textile reinforcement materials for the rubber industry; and offers textile fabrics made from technical yarns and textile glass, as well as provides industrial fabrics. The company also offers extrusion coating solutions for construction, automotive, agricultural and gardening, healthcare and medical, and leisure industries; PVC films for swimming pools; and sealing membranes for civil engineering, hydraulic engineering, and environmental protection. In addition, it provides plates and films made of polypropylene and polyethylene, as well as their composites for use in poultry breeding industry. Further, the company offers IT consulting solutions with technical specialization in business open source for SMEs and companies; and engineering services for drying technologies, automation technology, and production set-up. Additionally, it manufactures metal and plastic precision parts for the automotive, medical, and engine industries, as well as for white goods and alternative energy technologies. KAP Beteiligungs-Aktiengesellschaft is headquartered in Fulda, Germany.
LWB	Low & Bonar PLC manufactures and supplies technical textiles worldwide. The company operates through Building & Industrial, Civil Engineering, Coated Technical Textiles, and Interior & Transportation. The Building & Industrial unit supplies a range of technical textile solutions for niche applications in the building, roofing, air and water filtration, and agricultural markets. The Civil Engineering unit supplies woven and non-woven geotextiles, and construction fibers used in infrastructure projects, including road and rail building, land reclamation, and coastal defense. The Coated Technical Textiles unit supplies a range of technical coated fabrics providing aesthetics and design, and performance and protection in products, such as tensioned architectural structures, awnings, marquees, advertising banners, and tarpaulins and vehicle curtain sides to the transport, building products, print, leisure, and industrial markets. The Interior & Transportation unit supplies technical fabrics used in transportation, interior carpeting, resilient tiles, and decorative products. The company also provides polymeric mats and composites; and green roofs. Low & Bonar PLC was founded in 1903 and is headquartered in London, the United Kingdom.

Exhibit C: Comparable Public Companies – Performance Materials (cont.)



Ticker	Business Description
LDL	Lydall, Inc. designs, manufactures, and markets specialty engineered filtration media, industrial thermal insulating solutions, and automotive thermal and acoustical barriers for filtration/separation and thermal/acoustical applications w orldw ide. It operates through Performance Materials, Technical Nonw ovens, Thermal/Acoustical Metals, and Thermal/Acoustical Fibers segments. The Performance Materials segment offers filtration media solutions for air, fluid pow er, and industrial applications, such as clean-space, commercial, HVAC, pow er generation, and industrial processes. This segment also provides non-w oven veils, papers, mats, and specialty composites for the building products, appliances, and energy and industrial markets; and life sciences filtration products for biopharmaceutical pre-filtration and clarification, diagnostic and analytical testing, respiratory protection, w ater filtration, and high purity process filtration. The Technical Nonw ovens segment offers non-w oven felt media and filter bags for industrial air and liquid filtration applications. The Thermal/Acoustical Metals segment provides engineered products for the transportation sector to thermally shield sensitive components from high heat, improve exhaust gas treatment, and low er harmful emissions, as w ell as assist to reduce pow ertrain and road noise. Its products are used in the tunnel, fuel tank, rear muffler, and spare tire applications, as w ell as outer dash, pow ertrain, catalytic converter, turbo charger, and manifolds of cars, trucks, SUVs, heavy duty trucks, and recreational vehicles. The Thermal/Acoustical Fibers segment offers thermal and acoustical insulating solutions comprising organic and inorganic fiber composites for the automotive and truck markets. The company markets its products to original equipment manufacturers and tier-one suppliers through internal sales force and distribution netw ork. Lydall, Inc. w as founded in 1879 and is headquartered in Manchester, Connecticut.
MTRN	Materion Corporation manufactures and sells advanced engineered materials used in consumer electronics, industrial components, defense, medical, automotive electronics, telecommunications infrastructure, energy, commercial aerospace, science, services, and appliance markets w orldw ide. The company operates through four segments: Performance Alloys and Composites, Advanced Materials, Precision Coatings, and Other. The Performance Alloys and Composites segment provides strip products, including thin gauge precision strips, and small diameter rod and w ire; copper, nickel, and beryllium alloys manufactured in plate, rod, bar, tube, and other customized forms; beryllium hydroxide; and beryllium products, such as beryllium and aluminum metal matrix composites, beryllia ceramics, and bulk metallic glass materials. This segment also produces strip metal products w ith clad inlay and overlay metals consisting of precious and base metals electroplated systems, electron beam w elded systems, contour profiled systems, and solder-coated metal systems. The Advanced Materials segment provides advanced chemicals, microelectronics packaging, precious metal, non-precious metal, and specialty metal products, including vapor deposition targets, frame lid assemblies, clad and precious metal pre-forms, high temperature braze materials, and ultra-fine w ire. Its products are used in the consumer electronics, industrial components, and telecommunications infrastructure end markets. The Precision Coatings segment produces sputter-coated precision thin film coatings and optical filter materials. Materion Corporation distributes its products through a combination of company-ow ned facilities, and independent distributors and agents. The company w as formerly know n as Brush Engineered Materials Inc. and changed its name to Materion Corporation in 2011. Materion Corporation w as founded in 1931 and is headquartered in Mayfield Heights, Ohio.
MGAM	Morgan Advanced Materials plc operates as an advanced materials science and engineering company that focuses on ceramics, carbon, and composites primarily in the United Kingdom. The company offers insulating fibers, bricks, and monolithics; structural ceramics; electrical carbon, linear, and rotary transfer systems; seals and bearings; piezoelectric sensors and transducers; crucibles for metals processing; ballistic protection products; and ceramic cores for investment casting, as w ell as braze alloys. It also provides high-performance products for aerospace, automotive, marine, and rail applications; components for petrochemical industry; and components used in medical monitoring and diagnostic instrumentation, as w ell as tools for treatment and surgery; and electronic components. In addition, the company offers designs and manufactures products for use in a range of process and manufacturing environments; develops products for pow er distribution and generation from renew able and traditional sources, as w ell as insulation materials for heat management; and supplies precision-engineered materials, components, and assemblies for defense and security markets. It also operates in the United States, China, Germany, France, Other Asian countries, Australasia, the Middle East and Africa, Other European countries, Other North America, and South America. The company w as formerly know n as The Morgan Crucible Company plc and changed its name to Morgan Advanced Materials plc in March 2013. Morgan Advanced Materials plc w as founded in 1856 and is headquartered in Windsor, the United Kingdom.
PEGAS	PEGAS NONWOVENS S.A. produces and sells nonw oven textiles in Europe, the Middle East, and Africa. The company offers spunmelt polypropylene and polypropylene/polyethylene-based textiles primarily for use in disposable hygiene products, such as baby diapers, adult incontinency, and feminine hygiene products, as w ell as in construction, agricultural, and medical applications. It also produces health care protective clothes, such as head covers, surgical masks, surgical coats and aprons, and shoe covers, as w ell as protective overalls and masks, and chemical suits. In addition, the company offers nonw oven textiles for use in vegetable cultivation and gardening; as w ell as used as a covering textile for plants and sheltering them from w eather changes, and various pests; and used as a mulching fabric for preventing the grow th and spreading of w eeds. Further, it offers nonw oven fabrics for use as a neatening fabric and for seam reinforcement in the production of mattresses or as disposable hygienic bed covers. It sells products under the Pegatex S, Pegatex SMS, Pegatex S BICO, Pegatex SMS BICO, Pegatex MICRO, and PEGAS-AGRO brands. PEGAS NONWOVENS S.A. w as founded in 1990 and is based in Luxembourg.
SWTQ	Schw eiter Technologies AG engages in the development, manufacture, and distribution of machines and composite materials w orldw ide. The company operates through tw o divisions, SSM Textile Machinery and 3A Composites. The SSM Textile Machinery division manufactures precision w inding machines for yarn processing. This division offers machines for the applications in the textile sector comprising rew inding and dyeing, doubling, sew ing threads, air texturing, air covering, false tw ist texturing, singeing, yarn preparation, and elastane preparation. The 3A Composites division provides materials for sandw ich constructions; and composite panels for facades and display applications in the architecture, display, marine, transportation, and w ind energy markets. This division offers its products under the ALUCOBOND, AIREX, BALTEK, DIBOND, GATOR, and KAPA brand names. In addition, it is involved in the development and property management business; manufacturing transparent plastic sheeting product; and planting, harvesting, and processing of balsa w ood. Schw eiter Technologies AG w as founded in 1912 and is based in Horgen, Sw itzerland.

Exhibit C: Comparable Public Companies – Electrical Components



Company:	Allied Motion Technologies Inc.	Bel Fuse Inc.	Eaton Corporation plc	General Cable Corporation	Powell Industries, Inc.	Company Average	Company Median
Ticker:	NasdaqGM:AMOT	NasdaqGS:BELF.B	NYSE:ETN	NYSE:BGC	NasdaqGS:POWL		
($ in MM) As of:	3/31/2017	3/31/2017	3/31/2017	3/31/2017	3/31/2017		
Revenue	$243.6	$492.6	$19,782.0	$3,773.9	$478.0	$4,954.0	$492.6
2014 Revenue	$160.8	$368.8	$22,228.0	$6,179.0	$682.1	$5,923.7	$682.1
3-Year Revenue CAGR	14.8%	10.1%	-3.8%	-15.2%	-11.2%	-1.0%	-3.8%
Gross Profit	$72.2	$100.1	$6,366.0	$454.5	$83.8	$1,415.3	$100.1
Gross Margin	29.6%	20.3%	32.2%	12.0%	17.5%	22.3%	20.3%
EBIT	$17.7	$28.4	$2,286.0	$206.9	$9.2	$509.7	$28.4
EBIT Margin	7.3%	5.8%	11.6%	5.5%	1.9%	6.4%	5.8%
EBITDA	$27.6	$49.9	$3,207.0	$291.2	$22.2	$719.6	$49.9
NTM EBITDA	$31.3	$49.0	$3,551.1	$270.6	$12.6		
EBITDA Margin	11.4%	10.1%	16.2%	7.7%	4.6%	10.0%	10.1%
Net Income	$9.4	$36.6	$1,950.0	($76.7)	$9.3	$385.7	$9.4
EPS	$1.00	$3.04	$4.35	($1.55)	$0.81	$1.53	$1.00
Cash & S-T Investments	$14.0	$72.3	$523.0	$83.4	$108.3		
Total Debt	$68.5	$143.0	$8,224.0	$1,052.5	$2.0		
Net Debt	$54.5	$70.7	$7,701.0	$969.1	($106.3)		
Book Equity	$76.4	$160.8	$15,199.0	$181.0	$328.0		
Net Interest Expense	$5.4	$5.2	$237.0	$85.7	($0.1)		
Stock Price - 03/31/17	$20.10	$25.55	$74.15	$17.95	$34.44		
# Shares outstanding (mm)	9.4	12.0	448.6	49.6	11.4		
1yr avg daily volume (mm)	0.03	0.04	2.46	0.51	0.04		
%1yr avg vol/Tot shares outst.	0.36%	0.32%	0.55%	1.03%	0.39%		
3yr Beta vs. S&P 500 (Levered)	2.46	1.18	1.49	2.50	0.88	1.7	1.5
Market Value (MV)	$188.4	$307.3	$33,260.5	$889.8	$393.0	$7,007.8	$393.0
Preferred Equity	$0.0	$0.0	$0.0	$0.0	$0.0		
Minority Interest	$0.0	$0.0	$42.0	$15.7	$0.0		
Total Enterprise Value (TEV)	$242.9	$378.0	$41,003.5	$1,874.6	$286.7	$8,757.1	$378.0
Summary Leverage Statistics:						**Average**	**Median**
Total Debt/EBITDA	2.5 x	2.9 x	2.6 x	3.6 x	0.1 x	2.3 x	2.6 x
Total Debt/(Total Debt + Equity)	0.5 x	0.5 x	0.4 x	0.9 x	0.0 x	0.4 x	0.5 x
Net Debt/EBITDA	2.0 x	1.4 x	2.4 x	3.3 x	NA	2.3 x	2.2 x
EBITDA / Interest	5.1 x	9.5 x	13.5 x	3.4 x	NA	7.9 x	7.3 x
Summary Valuation Multiples:						**Average**	**Median**
TEV/Revenues	1.0 x	0.8 x	2.1 x	0.5 x	0.6 x	1.0 x	0.8 x
TEV/EBITDA	8.8 x	7.6 x	12.8 x	6.4 x	12.9 x	9.7 x	8.8 x
TEV/NTM EBITDA	7.8 x	7.7 x	11.5 x	6.9 x	NM	8.5 x	7.7 x
TEV/Revenues*	1.0 x	0.8 x	1.2 x	0.4 x	0.6 x	0.8 x	0.8 x
TEV/EBITDA*	8.8 x	7.6 x	7.7 x	5.2 x	12.9 x	8.4 x	7.7 x
TEV/NTM EBITDA*	7.8 x	7.7 x	6.9 x	5.5 x	NA	7.0 x	7.3 x
TEV/EBIT	13.7 x	13.3 x	17.9 x	9.1 x	31.1 x	17.0 x	13.7 x
Price/Earnings	20.1 x	8.4 x	17.1 x	NA	42.4 x	22.0 x	18.6 x
Price/Book	2.5 x	1.9 x	2.2 x	4.9 x	1.2 x	2.5 x	2.2 x
Price/Sales	0.8 x	0.6 x	1.7 x	0.2 x	0.8 x	0.8 x	0.8 x

Source: Capital IQ

* Includes a 20% company size discount for > $500 mm to $1B in market capitalization, a 30% discount for >$1B to $5B, and a 40% discount for >$5B

STEEL PARTNERS HOLDINGS L.P.

Exhibit C: Comparable Public Companies – Electrical Components (cont.)



Ticker **Business Description**

AMOT — Allied Motion Technologies Inc. designs, manufactures, and sells precision and specialty motion control components and systems that are used in a range of industries worldwide. It provides electronic motion control products, including integrated power electronics, digital controls, and network communications for motor control and power conversion; and fractional horsepower brushless DC motors for medical, industrial, and commercial aviation applications, such as dialysis equipment, industrial ink jet printers, cash dispensers, bar code readers, laser scanning equipment, fuel injection systems, HVAC actuators, waste water treatment equipment, dosing systems for the medical industry, and textile manufacturing and document handling equipment. The company also offers engineered fractional horsepower permanent magnet DC and brushless DC motors for a range of original equipment applications; and brushless DC motors, including servo motors, frameless motors, torque motors, high speed slotless motors, high resolution encoders, and motor/encoder assemblies for medical equipment, semiconductor, industrial, and aerospace and defense markets. In addition, it provides gearing solutions for the commercial and industrial equipment, healthcare, medical, and non-automotive transportation markets; and fractional and sub-fractional horsepower motors and motorized solutions, including integrated dives, controls, gearing, and feedback devices. Further, the company designs and manufactures motors, gears, and electronic controls for a range of applications comprising medical technology, robotics, cargo aviation, and building technologies, as well as various commercial applications. The company sells its products through its direct sales force, sales representatives, agents, and distributors. Allied Motion Technologies Inc. was founded in 1962 and is headquartered in Amherst, New York.

BELF.B — Bel Fuse Inc. designs, manufactures, markets, and sells products that are used in the networking, telecommunication, high-speed data transmission, commercial aerospace, military, broadcasting, transportation, and consumer electronic industries worldwide. It offers magnetic products, such as integrated connector modules; power transformers; SMD power inductors and SMPS transformers; and telecom discrete components. The company also provides power solutions and protection products comprising front-end power supplies; board-mount power products; industrial power products; module products; and circuit protection products. In addition, it offers expanded beam fiber optic connectors, cable assemblies, and active optical devices; copper-based connectors/cable assemblies; radio frequency connectors, cable assemblies, microwave devices, and low loss cables; and RJ connectors. The company sells its products under the Bel, TRP Connector, MagJack, Signal, Bel Power Solutions, Power-One, Melcher, Stratos, Fibreco, Cinch, Johnson, Trompeter, Midwest Microwave, Semflex, and Stewart Connector brands through direct strategic account managers, regional sales managers working with independent sales representative organizations, or authorized distributors. Bel Fuse Inc. was founded in 1949 and is headquartered in Jersey City, New Jersey.

ETN — Eaton Corporation plc operates as a power management company worldwide. Its Electrical Products segment offers electrical and industrial components, residential products, single phase power quality products, emergency lighting and fire detection products, wiring devices, structural support systems, and circuit protection and lighting products. The company's Electrical Systems and Services segment provides power distribution and assemblies, three phase power quality products, hazardous duty electrical equipment, explosion-proof instrumentation, utility power distribution, power reliability equipment, and services. Its Hydraulics segment offers various power products, controls and sensing products, fluid conveyance products, filtration systems solutions, industrial drum and disc brakes, and golf grips. The company's Aerospace segment provides hydraulic power generation systems, controls and sensing products, fluid conveyance products, and fuel systems for commercial and military use. Its Vehicle segment designs, manufactures, markets, and supplies drivetrain, powertrain systems, and critical components, including transmissions, clutches, hybrid power systems, superchargers, engine valves and valve actuation systems, cylinder heads, locking and limited slip differentials, transmission controls, fuel vapor components, fluid connectors, and conveyance products. The company serves industrial, institutional, governmental, utility, commercial, residential, information technology, renewable energy, marine, agriculture, oil and gas, construction, mining, forestry, material handling, truck and bus, machine tools, molding, primary metals, and power generation markets, as well as original equipment manufacturers and aftermarket customers of heavy, medium, and light-duty trucks, SUVs, CUVs, passenger cars, and agricultural equipment. Eaton Corporation plc was founded in 1916 and is based in Dublin, Ireland.

BGC — General Cable Corporation, together with its subsidiaries, develops, designs, manufactures, markets, and distributes copper, aluminum, and fiber optic wire and cable products for the energy, industrial, construction, specialty, and communications markets in North America, Europe, Latin America, and Africa/the Asia Pacific. It offers electric utility products, including low- and medium-voltage distribution cables; high- and extra-high voltage power transmission cables; bare overhead conductors; and submarine transmission and distribution cables. The company also provides electrical infrastructure products, such as rubber-and plastic-jacketed wires and cables, low- and medium-voltage industrial power cables, and cable wire harnesses, as well as rail and mass transit, shipboard, oil and gas, armored mining, and alternative energy power generation cables. In addition, it offers communications products comprising high-bandwidth twisted copper and fiber optic, multi conductor and pair fiber and copper networking, telecommunications exchange, coaxial, and low detection profile cables, as well as fiber-optic submarine cable systems, submarine networks, and offshore integration systems. Further, the company provides construction products consisting of construction cables, flexible cords, and flame retardant cables, as well as rod mill products, including copper and aluminum rods. Additionally, it offers design, integration, and installation services for products, such as high and extra-high voltage terrestrial and submarine systems. The company sells its products directly to utilities, independent distributors, retailers, contractors, and original equipment manufacturers. General Cable Corporation was founded in 1992 and is headquartered in Highland Heights, Kentucky.

POWL — Powell Industries, Inc., together with its subsidiaries, designs, develops, manufactures, sells, and services custom-engineered equipment and systems for the distribution, control, and monitoring of electrical energy. The company's principal products include integrated power control room substations, custom-engineered modules, electrical houses, medium-voltage circuit breakers, monitoring and control communications systems, motor control centers, and bus duct systems, as well as traditional and arc-resistant distribution switchgears and control gears. Its products have application in voltages ranging from 480 volts to 38,000 volts; and are used in oil and gas refining, offshore oil and gas production, petrochemical, pipeline, terminal, mining and metals, light rail traction power, electric utility, pulp and paper, and other heavy industrial markets. In addition, the company offers value-added services, such as spare parts, field service inspection, installation, commissioning, modification, and repair services; retrofit and retrofill components for existing systems; and replacement circuit breakers for switchgears. It has operations in the United States, Canada, the Middle East, Africa, Europe, the Far East, Mexico, and Central and South America. The company principally sells its products and services directly to the end user or to an engineering, procurement, and construction firm on behalf of the end user. Powell Industries, Inc. was founded in 1947 and is headquartered in Houston, Texas.

Exhibit C: Comparable Public Companies – Diversified Industrials

Company:	Actuant Corporation	Carlisle Companies Incorporated	Griffon Corporation	Harsco Corporation	Illinois Tool Works Inc.	ITT Inc.	Park-Ohio Holdings Corp.	Standex International Corporation	Company Average	Company Median	Handy & Harman Ltd.
Ticker:	NYSE:ATU	NYSE:CSL	NYSE:GFF	NYSE:HSC	NYSE:ITW	NYSE:ITT	NasdaqGS:PKOH	NYSE:SXI			NasdaqCM:HNH
($ in MM) As of:	2/28/2017	3/31/2017	3/31/2017	3/31/2017	3/31/2017	3/31/2017	3/31/2017	3/31/2017			3/31/2017
Revenue	$1,105.8	$3,738.7	$1,925.8	$1,470.5	$13,796.0	$2,422.1	$1,292.7	$731.9	$3,310.4	$1,698.1	$902.2
2014 Revenue	$1,338.8	$2,963.8	$1,920.0	$2,693.1	$14,284.0	$2,563.2	$1,238.0	$674.2	$3,459.4	$2,241.6	$902.2
3-Year Revenue CAGR	-6.2%	8.0%	0.1%	-18.3%	-1.2%	-1.9%	1.5%	2.8%	-1.9%	-0.5%	0.0%
Gross Profit	$384.2	$1,163.1	$474.8	$295.3	$5,792.0	$765.2	$210.7	$246.8	$1,166.5	$429.5	$252.8
Gross Margin	34.7%	31.1%	24.7%	20.1%	42.0%	31.6%	16.3%	33.7%	29.3%	31.4%	28.0%
EBIT	$123.4	$581.4	$111.5	$87.1	$3,151.0	$267.5	$76.8	$76.6	$559.4	$117.4	$51.6
EBIT Margin	11.2%	15.6%	5.8%	5.9%	22.8%	11.0%	5.9%	10.5%	11.1%	10.8%	5.7%
EBITDA	$167.9	$724.5	$184.7	$224.8	$3,618.0	$369.0	$106.7	$95.0	$686.3	$204.7	$96.5
NTM EBITDA	$144.0	$718.2	$187.7	$241.4	$3,862.4	$411.4	$128.1	$119.0			$0.0
EBITDA Margin	15.2%	19.4%	9.6%	15.3%	26.2%	15.2%	8.3%	13.0%	15.3%	15.2%	10.7%
Net Income	$48.6	$243.4	$30.4	($65.9)	$2,103.0	$194.7	$38.8	$44.0	$329.6	$46.3	($4.5)
EPS	$0.82	$3.77	$0.69	($0.82)	$6.08	$2.20	$3.13	$3.45	$2.41	$2.66	($0.37)
Cash & S-T Investments	$171.9	$134.0	$48.9	$64.7	$2,493.0	$348.5	$67.5	$88.0			$31.5
Total Debt	$573.3	$596.5	$1,010.3	$673.9	$7,876.0	$213.1	$481.7	$215.5			$289.0
Net Debt	$401.4	$462.5	$961.5	$609.2	$5,383.0	($135.4)	$414.2	$127.6			$257.4
Book Equity	$525.0	$2,518.2	$377.9	$168.5	$4,498.0	$1,492.0	$250.2	$388.2			$174.0
Net Interest Expense	$29.3	$28.8	$52.7	$48.4	$205.0	($1.7)	$28.5	$3.2			$9.1
Stock Price - 03/31/17	$26.35	$106.41	$24.65	$12.75	$132.47	$41.02	$35.95	$100.15			$27.20
# Shares outstanding (mm)	59.2	64.6	44.1	80.2	345.7	88.7	12.4	12.7			12.2
1yr avg daily volume (mm)	0.55	0.43	0.18	0.62	1.40	0.63	0.04	0.05			0.01
%1yr avg vol/Tot shares outst.	0.92%	0.66%	0.40%	0.78%	0.41%	0.72%	0.32%	0.42%	0.60%	0.66%	0.06%
3yr Beta vs. S&P 500 (Levered)	1.55	0.87	1.41	2.11	1.12	1.55	2.19	1.36	1.5	1.5	0.93
Market Value (MV)	$1,559.7	$6,873.0	$1,086.0	$1,022.3	$45,790.7	$3,636.8	$446.3	$1,276.8	$7,711.5	$1,418.2	$332.9
Preferred Equity	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0			$0.0
Minority Interest	$0.0	$0.0	$0.0	$42.9	$5.0	$1.6	$10.3	$0.0			$0.0
Total Enterprise Value (TEV)	$1,961.1	$7,335.5	$2,047.5	$1,674.4	$51,178.7	$3,503.0	$870.8	$1,404.4	$8,746.9	$2,004.3	$590.4
Summary Leverage Statistics:									**Average**	**Median**	
Total Debt/EBITDA	3.4 x	0.8 x	5.5 x	3.0 x	2.2 x	0.6 x	4.5 x	2.3 x	2.8 x	2.6 x	3.0 x
Total Debt/(Total Debt + Equity)	0.5 x	0.2 x	0.7 x	0.8 x	0.6 x	0.1 x	0.7 x	0.4 x	0.5 x	0.6 x	0.6 x
Net Debt/EBITDA	2.4 x	0.6 x	5.2 x	2.7 x	1.5 x	NA	3.9 x	1.3 x	2.5 x	2.4 x	2.7 x
EBITDA / Interest	5.7 x	25.2 x	3.5 x	4.6 x	17.6 x	NA	3.7 x	29.8 x	12.9 x	5.7 x	10.7 x
Summary Valuation Multiples:									**Average**	**Median**	
TEV/Revenues	1.8 x	2.0 x	1.1 x	1.1 x	3.7 x	1.4 x	0.7 x	1.9 x	1.7 x	1.6 x	0.7 x
TEV/EBITDA	11.7 x	10.1 x	11.1 x	7.4 x	14.1 x	9.5 x	8.2 x	14.8 x	10.9 x	10.6 x	6.1 x
TEV/NTM EBITDA	13.6 x	10.2 x	10.9 x	6.9 x	13.3 x	8.5 x	6.8 x	11.8 x	10.3 x	10.6 x	NM
TEV/Revenues*	1.2 x	1.2 x	0.7 x	0.8 x	2.2 x	0.9 x	0.7 x	1.3 x	1.1 x	1.0 x	
TEV/EBITDA*	8.2 x	6.1 x	7.8 x	5.2 x	8.5 x	5.7 x	8.2 x	10.3 x	7.5 x	8.0 x	
TEV/NTM EBITDA*	9.5 x	6.1 x	7.6 x	4.9 x	8.0 x	5.1 x	6.8 x	8.3 x	7.0 x	7.2 x	
TEV/EBIT	15.9 x	12.6 x	18.4 x	19.2 x	16.2 x	13.1 x	11.3 x	18.3 x	15.6 x	16.1 x	11.4 x
Price/Earnings	32.1 x	28.2 x	35.7 x	NA	21.8 x	18.7 x	11.5 x	29.0 x	25.3 x	28.2 x	NA
Price/Book	3.0 x	2.7 x	2.9 x	6.1 x	10.2 x	2.4 x	1.8 x	3.3 x	4.0 x	2.9 x	1.9 x
Price/Sales	1.4 x	1.8 x	0.6 x	0.7 x	3.3 x	1.5 x	0.3 x	1.7 x	1.4 x	1.5 x	0.4 x

Source: Capital IQ

* Includes a 20% company size discount for > $500 mm to $1B in market capitalization, a 30% discount for >$1B to $5B, and a 40% discount for >$5B

Exhibit C: Comparable Public Companies – Diversified Industrials (cont.)



Ticker Business Description

ATU   Actuant Corporation designs, manufactures, and distributes a range of industrial products and systems worldwide. It operates through three segments: Industrial, Energy, and Engineered Solutions. The Industrial segment is primarily involved in the design, manufacture, and distribution of branded hydraulic and mechanical tools to the maintenance, industrial, infrastructure, and production automation markets under the Enerpac, Simplex, Precision-Hayes, Milwaukee Cylinder, and Larzep brand names. Its primary products include hydraulic tools, heavy lifting solutions, workholding (production automation) solutions, and concrete stressing components and systems. The Energy segment provides joint integrity products and services, customized offshore vessel mooring solutions, and rope and cable solutions to the oil and gas, power generation, and other markets, as well as technical manpower solutions. This segment distributes its products principally under the Hydratight, Cortland, and Viking brand names to original equipment manufacturers (OEMs), maintenance and service organizations, and energy producers. The Engineered Solutions segment designs and assembles engineered position and motion control systems to OEMs in various on and off-highway vehicle markets, as well as other products to the industrial and agricultural markets under the Power-Packer and Gits brand names. Its products include actuation systems, mechanical power transmission products, engine air flow management systems, human to machine interface solutions, and other rugged electronic instrumentation. The company also provides a range of industrial services and equipment from engineering, chemical cleaning, hydro-testing, oil flushing, air/steam blowing, nitrogen/helium leak testing, and full pipeline pre-commissioning services in the Middle East, Caspian, and the North African regions. Actuant Corporation was founded in 1910 and is headquartered in Menomonee Falls, Wisconsin.

CSL   Carlisle Companies Incorporated operates as a diversified manufacturing company in the worldwide. The company's Construction Materials segment manufactures and sells rubber, thermoplastic polyolefin, and polyvinyl chloride membrane roofing systems; rigid foam insulation panels for various roofing applications; and liquid and spray-applied waterproofing membranes, vapor and air barriers, and HVAC duct sealants and hardware for the commercial and residential construction markets. Its Interconnect Technologies segment designs and manufactures wires, cables, connectors, contacts, and cable assemblies for the transfer of power and data primarily for the aerospace, medical, defense electronics, test and measurement equipment, and other industrial markets. The company's Fluid Technologies segment designs, manufactures, and sells liquid and powder finishing equipment and system components primarily in the automotive, automotive refinishing, aerospace, agriculture, construction, marine, and rail industries under the Binks, DeVilbiss, Ransburg, BGK, and MS Powder brand names. Its Brake & Friction segment provides off-highway braking systems and friction products for off-highway, on-highway, aircraft, and other industrial applications under the brand names of Hawk, Wellman, and Velvetouch principally serving the construction, agriculture, mining, aircraft, heavy truck, and performance racing markets. The company's FoodService Products segment offers commercial and institutional foodservice permanentware, table coverings, cookware, catering equipment, fiberglass and composite material trays and dishes, industrial brooms, brushes, mops, and rotary brushes for commercial and non-commercial foodservice operators and sanitary maintenance professionals. The company markets its products to original equipment manufacturers and distributors, as well as directly to end-users. Carlisle Companies Incorporated was founded in 1917 and is headquartered in Scottsdale, Arizona.

GFF   Griffon Corporation, through its wholly-owned subsidiaries, engages in home and building, telephonics, and plastic products businesses worldwide. Its Home & Building Products segment offers long handle tools, wheelbarrows, snow tools, decorative plastic, planters and lawn accessories, striking and hand tools, pruning, and garden hose and storage products under the AMES, True Temper, Garant, UnionTools, Hound Dog, Westmix, Cyclone, Southern Patio, Northcote Pottery, Nylex, Kelso, Darby, and Dynamic Design; and Razor-Back and Jackson brands, as well as private label branded products to homeowners and professionals. It also manufactures and markets residential and commercial garage doors under the Clopay, America's Favorite Garage Doors, Holmes Garage Door Company, and IDEAL Door brands to professional dealers and home center retail chains. The company's Telephonics Corporation segment designs, develops, manufactures, sells, and provides logistical support and sustainment services for aircraft intercommunication systems, radar, air traffic management, identification friend or foe interrogators, and integrated border and perimeter security systems; and custom, mixed-signal, and application-specific integrated circuits. It also offers systems engineering services for air and missile defense programs, and other threat and situational awareness requirements. Its Clopay Plastic Products segment develops and produces specialty plastic films and laminates, such as thin gauge embossed and printed films, elastomeric films, laminates of film and non-woven fabrics, and perforated films and non-wovens for use in hygienic, health-care, and industrial applications to multinational consumer and medical products companies. The company sells its products through technical business development personnel; installing dealers, retailers, and wholesalers; direct sales forces; and sales professionals. Griffon Corporation was founded in 1959 and is headquartered in New York, New York.

HSC   Harsco Corporation provides industrial services and engineered products worldwide. The company operates through three segments: Harsco Metals & Minerals, Harsco Industrial, and Harsco Rail. The Harsco Metals & Minerals segment provides on-site services of material logistics, product quality improvement, and resource recovery for iron, steel, and metals manufacturing; and value added environmental solutions for industrial co-products, as well as manufactures industrial abrasives and roofing granules. The Harsco Industrial segment manufactures and supplies custom-engineered and manufactured air-cooled heat exchangers for the natural gas, natural gas processing, and petrochemical industries; industrial grating products, which include a range of metal bar grating configurations for industrial flooring, and safety and security applications in the energy, paper, chemical, refining, and processing industries, as well as offers GrateGuard, a fencing solution for first-line physical security; and heat transfer products, such as boilers and water heaters for commercial and institutional applications. The Harsco Rail segment designs and manufactures safety systems for transportation and industrial applications; and equipment, after-market parts, and services for the maintenance, repair, and construction of railway track. This segment serves private and government-owned railroads, and urban mass transit systems. Harsco Corporation was founded in 1853 and is headquartered in Camp Hill, Pennsylvania.

ITW   Illinois Tool Works Inc. manufactures and sells industrial products and equipment worldwide. It operates through seven segments: Automotive OEM; Test & Measurement and Electronics; Food Equipment; Polymers & Fluids; Welding; Construction Products; and Specialty Products. The Automotive OEM segment produces plastic and metal components, fasteners, and assemblies for automotive-related applications. The Test & Measurement and Electronics segment provides equipment, consumables, and related software for testing and measuring of materials and structures. This segment also offers equipment and consumables used in the production of electronic subassemblies and microelectronics. The Food Equipment segment provides commercial food processing, warewashing, cooking, and refrigeration equipment; and kitchen exhaust, ventilation, and pollution control systems, as well as related services. The Polymers & Fluids segment produces adhesives, sealants, lubrication and cutting fluids, and fluids and polymers for auto aftermarket maintenance and appearance. The Welding segment produces arc welding equipment, consumables, and accessories; and metal jacketing and other insulation products for various industrial and commercial applications. The Construction Products segment produces engineered fastening systems and solutions. The Specialty Products segment provides beverage packaging equipment and consumables, product coding and marking equipment and consumables, and appliance components and fasteners. The company distributes its products directly to industrial manufacturers, as well as through independent distributors. Illinois Tool Works Inc. was founded in 1912 and is headquartered in Glenview, Illinois.

Exhibit C: Comparable Public Companies – Diversified Industrials (cont.)



Ticker Business Description

ITT   ITT Inc. manufactures and sells engineered critical components and customized technology solutions for the energy, transportation, and industrial markets worldwide. The company operates in four segments: Industrial Process, Motion Technologies, Interconnect Solutions, and Control Technologies. The Industrial Process segment manufactures industrial pumps, valves, and plant optimization systems; and centrifugal pumps, vertical centrifugal pumps, twin screw pumps, and water systems, as well as aftermarket solutions, such as repairs and upgrades services. The Motion Technologies segment manufactures braking pads, shims, shock absorbers, damping, and sealing technologies for passenger cars, light and heavy-duty commercial and military vehicles, buses, and rail transportation markets. The Interconnect Solutions segment designs and manufactures engineered connectors and cable assemblies, including electrical connectors of various types, such as circular, rectangular, radio frequency, fiber optic, D-sub miniature, micro-miniature, and cable assemblies. The Control Technologies segment provides actuation, fuel management, noise and energy absorption, and environmental control system components for the aerospace and defense, and industrial markets. In addition, it manufactures engineered and customized components for railway and other harsh environment industrial markets. ITT Inc. was founded in 1920 and is headquartered in White Plains, New York.

PKOH   Park-Ohio Holdings Corp., through its subsidiaries, provides supply chain management outsourcing services, capital equipment, and manufactured components in the United States, Asia, Europe, Canada, Mexico, and internationally. The company's Supply Technologies segment offers Total Supply Management services, including engineering and design support, part usage and cost analysis, supplier selection, quality assurance, bar coding, product packaging and tracking, just-in-time and point-of-use delivery, electronic billing, and technical support services, as well as provides spare parts and aftermarket products; and sources, plans, and procures production components, including fasteners, pins, valves, hoses, wire harnesses, clamps and fittings, and rubber and plastic components. This segment also engineers and manufactures precision cold formed and cold extruded products, including locknuts, SPAC nuts, and wheel hardware. The company's Assembly Components segment manufactures aluminum products and high pressure direct fuel injection fuel rails and pipes, and fuel filler pipes, as well as flexible multi-layer plastic and rubber assemblies; and turbo charging hoses and turbo coolant hoses. This segment also offers machining services, as well as value-added services, such as design engineering, machining, and part assembly; and supplies aluminum components. The company's Engineered Products segment manufactures engineered products, including induction heating and melting systems, pipe threading systems, and forged and machined product primarily for the ferrous and non-ferrous metals, silicon, coatings, forging, foundry, automotive, and construction equipment industries; engineers and installs mechanical forging presses; sells spare parts; and provides field services. The company was founded in 1961 and is headquartered in Cleveland, Ohio.

SXI   Standex International Corporation manufactures and sells various products and services for commercial and industrial market segments in the United States and internationally. The company's Food Service Equipment segment offers refrigerated cabinets, cases, display units, coolers and freezers, ovens, griddles, char broilers, commercial ranges, toasters, warmers, roller grills, countertop merchandisers, cook and hold units, rotisseries, pressure fryers, deep fryers, baking equipment, pump systems, and display cases. Its Engraving segment provides mold texturizing, slush molding, and in-mold graining tools; and roll engraving, hygiene product tooling, low observation vents for stealth aircraft, and process machineries, as well as project management and design services. It serves automotive, plastic, building product, synthetic material, converting, textile and paper, computer, houseware, hygiene product tooling, and aerospace industries. The company's Engineering Technologies segment offers customized solutions used in the manufacture of engineered components for the aviation, aerospace, defense, energy, industrial, medical, marine, oil and gas, and space markets. Its Electronics segment offers electronic components, including reed relays, fluid level sensors, and electronic assemblies; and wound transformers and inductors, assemblies, and mechanical packaging and planar transformers for the transportation, smart-grid, energy, appliance, HVAC, security, military, medical, aerospace, test and measurement, power distribution, and general industrial applications. The company's Hydraulics segment offers telescopic and piston rod hydraulic cylinders, and pneumatic cylinders for use in construction equipment, refuse, airline support, mining, oil and gas, and other material handling applications. Standex International Corporation sells its products through dealers, and industry representatives. The company was founded in 1955 and is headquartered in Salem, New Hampshire.



Exhibit D: Precedent Transaction Details

Exhibit D: Precedent Transactions – Building Products



Transaction Announce Date	Target / Issuer	Target Description	Buyers / Investors	Implied Enterprise Value ($mm)	Target - Total Revenue ($mm)	Target - LTM EBITDA ($mm)	Enterprise Value / Revenues	Enterprise Value / EBITDA	Enterprise Value / Revenues*	Enterprise Value / EBITDA*
03/07/2016	Giesse Gruppo Industriale S.p.A	Giesse Gruppo Industriale S.p.A designs, manufactures, and distributes hardware for aluminum windows and doors in Italy and internationally.	Schlegel Acquisition Holdings Ltd.	78.9	80.8	10.8	1.0x	7.3x	0.7x	5.5x
01/04/2016	Stormking Plastics Limited	Stormking Plastics Limited manufactures and supplies GRP building components and solutions to the house building and construction industry in the United Kingdom.	Epwin Group PLC	35.3	22.8	3.0	1.5x	11.8x	1.2x	8.8x
10/16/2015	Nergeco SA	Nergeco SA produces and sells doors for industrial, logistic, and distribution buildings primarily in France.	ASSA ABLOY Entrance Systems France SAS	27.2	33.9	3.2	0.8x	8.4x	0.6x	6.3x
08/20/2015	Robert Bowden, Inc.	Robert Bowden, Inc. manufactures, assembles, sells, delivers, installs, and services building materials for construction professionals and home builders in Georgia.	Building Materials Holding Corporation (nka:BMC Stock Holdings, Inc.)	102.7	77.9	10.4	1.3x	9.9x	1.0x	7.4x
11/18/2013	Novik Inc.	Novik Inc. engages in the design, manufacture, and marketing of polymer exterior covering and roofing products, and various exterior structural and decorative products for the residential and commercial construction, and home improvement industry.	Clearview Capital, LLC; Clearview Capital Fund III LP	46.4	28.3	5.6	1.6x	8.2x	1.2x	6.2x
5/2/2012	Metl-Span LLC	Metl-Span, LLC manufactures and supplies insulated metal wall and roof panels for architectural, commercial, industrial, and cold storage industries in North America.	NCI Group, Inc.	143.6	157.2	15.4	0.9x	9.3x	0.7x	7.0x
			Average				1.2x	9.2x	0.9x	6.9x
			Median				1.1x	8.9x	0.9x	6.7x

Source: Capital IQ
*Includes 25% discount for change of control premium, plus a 10% company size discount for >$1B in implied enterprise value or a 20% discount for >$5B.

Exhibit D: Precedent Transactions – Performance Materials



Transaction Announce Date	Target / Issuer	Target Description	Buyers / Investors	Implied Enterprise Value ($mm)	Target - Total Revenue ($mm)	Target - LTM EBITDA ($mm)	Enterprise Value / Revenues	Enterprise Value / EBITDA	Enterprise Value / Revenues*	Enterprise Value / EBITDA*
10/31/2016	ESL ElectroScience, Inc.	ESL ElectroScience, Inc. manufactures screen-printable thick-film materials and ceramic tapes.	Ferro Corporation	75.0	40.0	NA	1.9x	NA	1.4x	NA
02/24/2016	InterWrap, Inc.	InterWrap, Inc. manufactures coated woven packaging products and multi-layer laminated reinforced plastic substrates.	Owens Corning	450.0	250.0	NA	1.8x	NA	1.4x	NA
12/18/2014	Arlon, LLC	Arlon, LLC manufactures precision-calendered silicone rubbercoated substrates and specialty extruded silicone self-fusible tapes.	Rogers Corporation	157.0	100.4	NA	1.6x	NA	1.2x	NA
6/2/2014	Crane Technical Materials, Inc. (nka:Neenah Technical Materials, Inc.)	Neenah Technical Materials, Inc. manufactures wet laid nonwovens materials filtration end markets including environmental, energy, and industrial uses.	Neenah Filtration, LLC	85.0	50.0	NA	1.7x	NA	1.3x	NA
01/08/2014	Material Sciences Corporation	Material Sciences Corporation, together with its subsidiaries, engages in the design, manufacture, and marketing of material-based solutions for acoustical and coated applications in the United States and internationally.	Zink Acquisition Holdings Inc.	97.6	112.6	10.0	0.9x	9.8x	0.6x	7.3x
9/26/2013	Zoltek Companies Inc.	Zoltek Companies, Inc., through its subsidiaries, develops, manufactures, and markets carbon fibers and technical fibers primarily in the United States, Europe, and Asia.	Toray Industries, Inc.	587.0	143.7	30.0	4.1x	19.6x	3.1x	14.7x
4/23/2013	Buckeye Technologies Inc.	Buckeye Technologies Inc. manufactures and distributes cellulose-based specialty products worldwide.	Georgia-Pacific LLC	1,510.9	821.8	175.4	1.8x	8.6x	1.2x	5.6x
7/20/2012	Spartech Corp.	Spartech Corporation, together with its subsidiaries, operates as an intermediary processor of engineered thermoplastics, polymeric compounds, and concentrates.	PolyOne Corporation	390.8	1,155.8	53.1	0.3x	7.4x	0.3x	5.5x
			Average				**1.8x**	**11.3x**	**1.3x**	**8.3x**
			Median				**1.8x**	**9.2x**	**1.2x**	**6.5x**

Source: Capital IQ
*Includes 25% discount for change of control premium, plus a 10% company size discount for >$1B in implied enterprise value or a 20% discount for >$5B.

Exhibit D: Precedent Transactions – Electrical Components



Transaction Announce Date	Target / Issuer	Target Description	Buyers / Investors	Implied Enterprise Value ($mm)	Target - Total Revenue ($mm)	Target - LTM EBITDA ($mm)	Enterprise Value / Revenues	Enterprise Value / EBITDA	Enterprise Value / Revenues*	Enterprise Value / EBITDA*
02/22/2017	Morgan Advanced Materials plc, UK Electro-Ceramics Business	As of April 3, 2017, UK Electro-Ceramics business of Morgan Advanced Materials plc was acquired by CeramTec UK Ltd. UK Electro-Ceramics business of Morgan Advanced Materials plc comprises manufacturing operations of piezo and dielectric ceramic products used in industrial, electronics, medical, and defence applications.	CeramTec UK Ltd.	58.5	28.3	NA	2.1x	NA	1.6x	NA
1/26/2017	Power Distribution, Inc.	Power Distribution, Inc. designs, manufactures, and services mission critical power distribution, static switching, and power monitoring equipment for corporate data centers, alternative energy, industrial and commercial customers around the world.	Dunes Point Capital, LLC	203.7	110.6	NA	1.8x	NA	1.4x	NA
06/06/2016	AMK Holding GmbH & Co. KG	AMK Holding GmbH & Co. KG manufactures electrical motors and compressors for the automotive industry in Germany and internationally.	Zhongding Holding Europe GmbH	147.5	223.7	26.0	0.7x	5.7x	0.5x	4.3x
07/30/2015	HellermannTyton Group PLC	HellermannTyton Group PLC manufactures and distributes cable management solutions for fastening, identifying, insulating, protecting, organizing, routing, and connecting components in electrical, automotive, and datacom and other markets worldwide.	Delphi Automotive PLC	1,863.2	711.7	133.8	2.6x	13.9x	1.7x	9.0x
07/26/2015	Magnetek Inc.	Magnetek, Inc. provides digital power control systems to control motion and power primarily in material handling, elevator, and mining applications.	Columbus McKinnon Corporation	175.8	113.6	13.7	1.5x	12.8x	1.2x	9.6x
06/16/2015	SL Industries Inc.	Manufactures precision electric motors, generators, gears, differentiated AC/DC power supplies, power distribution units, and power quality units	Handy & Harman Ltd.	169.5	202.7	23.3	0.8x	7.3x	0.6x	5.5x
09/11/2014	Vacon Oyj	Vacon Oyj develops, manufactures, and sells AC drives and inverters worldwide.	Oy Danfoss AB	1,353.6	518.8	67.6	2.6x	20.0x	1.7x	13.0x
4/21/2013	Power-One Inc.	Power-One, Inc. engages in the design, manufacture, sale, and service of power supply products for the renewable energy (RE), servers, storage and networking, telecommunications, industrials, and network power systems industries worldwide.	ABB Ltd	656.4	1,001.4	112.5	0.7x	5.8x	0.5x	4.4x
7/27/2012	Schabmüller GmbH	Schabmüller GmbH designs, develops, and manufactures electrical drives and generators in permanent magnetic synchronous, induction, and direct current (DC) technologies for mobile equipment.	ZAPI S.p.A.	88.2	75.1	9.8	1.2x	9.0x	0.9x	6.7x
5/31/2012	Watteredge, LLC	Watteredge, LLC designs and manufactures high-performance current conducting devices and accessories.	Coleman Cable, Inc.	33.9	25.0	6.0	1.4x	5.7x	1.0x	4.2x
5/21/2012	Cooper Industries plc	Cooper Industries plc manufactures and sells electrical components and tools in the United States and internationally.	Eaton Corporation (nka:Eaton Corporation plc)	12,272.1	5,535.3	973.1	2.2x	12.6x	1.2x	6.9x
					Average		**1.6x**	**10.3x**	**1.1x**	**7.1x**
					Median		**1.5x**	**9.0x**	**1.2x**	**6.7x**

Source: Capital IQ

**Includes 25% discount for change of control premium, plus a 10% company size discount for >$1B in implied enterprise value or a 20% discount for >$5B.*

STEEL PARTNERS HOLDINGS L.P.

77

Exhibit D: Precedent Transactions – General Industrials



Transaction Announce Date	Target / Issuer	Target Description	Buyers / Investors	Implied Enterprise Value ($mm)	Target - Total Revenue ($mm)	Target - LTM EBITDA ($mm)	Enterprise Value / Revenues*	Enterprise Value / EBITDA*	Enterprise Value / Revenues*	Enterprise Value / EBITDA*
11/08/2016	Mesker Openings Group	Mesker Openings Group manufactures and markets doors and hardware products.	dormakaba Holding AG	142.5	67.0	NA	2.1x	NA	1.6x	NA
09/09/2016	Wescon Controls, LLC	Wescon Controls, LLC designs and manufactures mechanical and electronic controls, cable assemblies, and screw machined components to agriculture, construction, powersports vehicles, and motorcycle markets.	Suprajit USA Inc.	44.4	38.4	7.0	1.2x	6.3x	0.9x	4.8x
07/06/2016	Nortek Inc.	Nortek, Inc. manufactures and sells products for remodeling and replacement, residential and commercial new construction, and personal and enterprise computer markets primarily in the United States, Canada, and Europe.	Melrose Industries PLC	2,732.0	2,548.5	277.1	1.1x	9.9x	0.7x	6.4x
11/05/2015	CanGen Holdings, Inc.	CanGen Holdings, Inc. distributes aftermarket process control components for extrusion and injection molding applications.	Milacron Holdings Corp.	22.2	20.0	NA	1.1x	NA	0.8x	NA
09/22/2015	EDAC Composites LLC	EDAC Composites LLC manufactures and markets composites and components for aerospace and defense customers in the United States and internationally.	Meggitt (Rockmart), Inc.	340.0	89.9	19.8	3.8x	17.2x	2.8x	12.9x
8/31/2015	KB Electronics, Inc.	KB Electronics, Inc. manufactures AC and DC drives, automation controls, and fan speed controls.	Nidec America Corporation	30.2	20.9	NA	1.4x	NA	1.1x	NA
7/28/2015	Stagecoach Cartage and Distribution, LLC	Stagecoach Cartage and Distribution, LLC provides transportation and warehousing services.	Roadrunner Transportation Systems, Inc.	40.0	34.0	7.0	1.2x	5.7x	0.9x	4.3x
12/15/2014	Dynacast International Inc.	Dynacast International Inc. manufactures and distributes precision engineered metal components to industries in the United States and internationally.	Kenner & Company, Inc.; Partners Group (Guernsey) Limited; Kenner Equity Management, LLC; Morgan Joseph TriArtisan LLC, Investment Arm	1,100.0	616.7	113.0	1.8x	9.7x	1.2x	6.3x
			Average				**1.7x**	**9.8x**	**1.2x**	**6.9x**
			Median				**1.3x**	**9.7x**	**1.0x**	**6.3x**

Source: Capital IQ
*Includes 25% discount for change of control premium, plus a 10% company size discount for >$1B in implied enterprise value or a 20% discount for >$5B.

STEEL PARTNERS HOLDINGS L.P.



Exhibit E: Willis Towers Watson Pension Plan Termination Report



Handy & Harman Ltd

Estimated Range of Plan Termination Cost

May 11, 2017

Willis Towers Watson

Plan Termination Settlement Overview

- Actives and Terminated Vested (TV) participants have the opportunity to elect a voluntary lump sum

- Retirees and residual actives / TVs are annuitized through a highly rated insurance company

- Material cost difference between lump sum and annuity purchase costs for actives and TVs

- Significant variability in ultimate cost due to range of potential outcomes related to lump sum election rates, lump sum cost, and annuity pricing

- Lump sums and annuity purchase occur at end of plan termination process



Plan Termination Asset Distribution Process

Key Termination Financials as of December 31, 2016

Combined WHX Pension Plan and WHX Pension Plan II



Summary of Termination Financials

A. Settlement Liability Range	$510M – $555M
B. Accounting Obligation	$485M
C. Unrecognized AOCI	$320M
US GAAP Settlement Charge (A – B + C)	$345M – $390M
D. Fair Value of Assets	$256M
Termination Contribution (A – D)	$254M – $299M

The Retirement Plan for Employees of JPS Industries, Inc.



Summary of Termination Financials

A. Settlement Liability Range	$118M – $125M
B. Accounting Obligation	$113M
C. Unrecognized AOCI	$11M
US GAAP Settlement Charge (A – B + C)	$16M – $23M
D. Fair Value of Assets	$76M
Termination Contribution (A – D)	$42M – $49M

Appendix



Willis Towers Watson I.I'I'I.I

Actuarial Certification and Reliances

Purpose

The calculations provided in this presentation have been prepared solely for the benefit of Handy & Harman Ltd to support its discussions around plan termination cost. This presentation should not be used for other purposes and we accept no responsibility for any such use. It should not be relied upon by any other person without Willis Towers Watson's prior written consent. This report is not complete without the accompanying discussion with a representative of Willis Towers Watson.

Actuarial Certification and Reliances

Except where noted, the results presented above are based on the data, assumptions, methods and plan provisions outlined in the actuarial valuation reports for the January 1, 2016 plan year and the financial disclosure reports for the fiscal year ending December 31, 2016. Therefore, the descriptions of the data, assumptions, methods and plan provisions in those reports should be considered part of this presentation. In preparing the results, we have relied upon information provided to us regarding plan provisions, plan participants and plan assets. We have reviewed this information for overall reasonableness and consistency, but have neither audited nor independently verified this information. The accuracy of the results presented in the report is dependent upon the accuracy and completeness of the underlying information.

The comparisons of obligations to assets presented in this presentation cannot be relied upon to determine the need for nor the amount of required future contributions to the plan. Nevertheless, such comparisons may be useful to assess the need for future contributions because they reflect current interest rates and estimates of current costs to settle the plan obligations through lump sums and / or annuities at the measurement date. Asset gains and losses, demographic experience different from assumed, changes in interest rates, future benefit accruals, and other factors will all affect the need for and amount of future contributions.

The analysis contained in this report involves actuarial calculations. Actuarial calculations require that we make assumptions about future events. We have used assumptions that we believe are reasonable and appropriate for the purpose for which they have been used. Other assumptions may also be reasonable and could result in substantially different results. Naturally, future events and actual experience will vary from the assumptions we have employed and calculations prepared with actual data will vary from estimates or summaries used for modeling purposes. Future actuarial measurements may differ significantly from the current measurements presented in this report due to many factors, including plan experience differing from that anticipated by the demographic assumptions or capital markets.

The undersigned consultants with actuarial credentials meet the Qualification Standards of the American Academy of Actuaries to render the actuarial opinions contained herein. Our objectivity is not impaired by any relationship between Handy & Harman Ltd and our employer, Towers Watson Delaware Inc.

Thomas DeFilippo, FSA, EA, MAAA
Senior Consulting Actuary

Kehl Hendrix, ASA, EA
Consulting Actuary

Summary of Supporting Assumptions and Data

Accounting Obligation	All assumptions are consistent with those outlined in the year-end 2016 financial disclosure report
Assets	Actual assets as of 12/31/2016 as provided by Handy & Harman Ltd

Termination Estimates

- Lump sum acceptance rates are illustrative. Actual acceptance rates may vary.

- Lump sum costs and insurer pricing estimated as of December 31, 2016 conditions.

- Lump sum pricing is based on Willis Towers Watson's general observations of lump sum rates and understanding of the plan lump sum provisions. No structural difference in current rates and the current look-back basis is captured in this pricing, as any distributions under a plan termination are not expected to be completed this year.

- Pricing of insurer premiums is based on Willis Towers Watson's observations of recent market pricing relative to discount rate setting methodology and other plan assumptions. Actual premium is subject to change.

- RSP provision in WHX Pension Plan may be challenging to settle in the annuity purchase market. This provision should be explored in more detail before any plan termination decision is made.

- Actual accounting and economic impacts of settlement will differ based on the actual acceptance rates and the capital market environment, plan demographics and population at the time of the settlement.